03000746

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

Dated: March 14, 2003

EPCOS AG

(Translation of registrant's name into English)

**St.-Martin-Strasse 53
D-81669 München
Federal Republic of Germany**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Report on Form 6-K contains:

- Annual Report of EPCOS AG for the fiscal year ended September 30, 2002

EPCOS



EPCOS

ANNUAL REPORT 2002

just everywhere...

Capacitors are used throughout electrical engineering and electronics. They store electric charges to filter or regulate current and voltage in electronic circuitry. Our product portfolio covers aluminum electrolytic capacitors, tantalum capacitors, niobium capacitors, film capacitors, power capacitors and ultracapacitors. The Capacitors segment also produces components that ensure electromagnetic compatibility: they protect electronic circuitry against electromagnetic interference.



Ceramic components are indispensable in automotive and consumer electronics as well as in telecommunications. They filter electrical signals, measure physical quantities, such as temperature, and protect electronic circuitry. The product portfolio covers thermistors, sensors, varistors, multilayer ceramic capacitors, microwave ceramic filters and resonators, surge arresters, piezo actuators and LTCC modules. The last two products are major innovations. Without our integrated modules, for example, multimedia terminals that fit in a shirt pocket would be inconceivable.



Surface acoustic wave (SAW) components are key components of modern information and communications. In radio-frequency applications, they are indispensable as filters. They have a decisive impact on picture and sound quality in satellite receivers, TV, video and audio equipment, not to mention mobile phones. EPCOS' US subsidiary Crystal Technology, Inc. is the world market leader in lithium niobate crystals and wafers, which are the raw materials for many SAW components.


EPCOS G4963D
2M4
EPCOS
K9650M
4P1
EPCOS
G3264 K
M1

Ferrites concentrate electromagnetic fields to transmit electrical signals and power. Ferrite cores are at the heart of inductive components, which are used, for example, in switch-mode power supplies for industrial and entertainment electronics as well as for information and communications. Ferrites are also key components of DSL technology for high-speed Internet access. They are taking on new applications in automotive electronics as well.



CAPACITORS

		2002	2001	2000
Sales	€ million	429	642	566
	% change year on year	(33)	13	53
EBIT	€ million	(20)	102	83
	as % of sales	(5)	16	15
Capital expenditures	€ million	45	91	79
Depreciation	€ million	34	36	36
Employees	at September 30	4 500	4 500	4 600

CERAMIC COMPONENTS

		2002	2001	2000
Sales	€ million	384	557	519
	% change year on year	(31)	7	66
EBIT	€ million	(20)	84	103
	as % of sales	(5)	15	20
Capital expenditures	€ million	26	70	78
Depreciation	€ million	39	35	26
Employees	at September 30	2 800	2 800	3 000

SAW COMPONENTS

		2002	2001	2000
Sales	€ million	425	553	625
	% change year on year	(23)	(12)	78
EBIT	€ million	6	23	146
	as % of sales	1	4	23
Capital expenditures	€ million	38	161	165
Depreciation	€ million	87	111	67
Employees	at September 30	2 300	2 300	2 200

FERRITES

		2002	2001	2000
Sales	€ million	75	157	148
	% change year on year	(52)	6	36
EBIT	€ million	(38)	0.2	5
	as % of sales	(51)	0	3
Capital expenditures	€ million	13	22	27
Depreciation	€ million	10	10	10
Employees	at September 30	2 800	2 700	2 900

KEY DATA EPCOS GROUP

Fiscal years ended September 30

	US GAAP	2002	2001	2000	1999	1998
New orders	€ million	1 216	1 363	2 426	1 311	1 069
	% change year on year	(11)	(44)	85	23	18
Net sales	€ million	1 312	1 905	1 855	1 141	1 007
	% change year on year	(31)	3	63	13	20
EBIT*	€ million	(72)	208	336	116	109
	as % of sales	(5)	11	18	10	11
Net income (loss)	€ million	(39)	149	240	76	61
	as % of sales	(3)	8	13	7	6
Net cash flow	€ million	(45)	(49)	138	(80)	(52)
including: Net cash provided by operating activities	€ million	84	327	491	102	138
Capital expenditures	€ million	131	349	353	180	185
	as % of sales	10	18	19	16	18
	as % of depreciation	77	180	253	176	235
Research and development expenses	€ million	94	94	82	56	42
	as % of sales	7.2	4.9	4.4	4.9	4.2
Employees	at September 30	13 069	12 993	13 237	10 922	8 813
Shareholder's equity at September 30,	€ million	642	695	625	277	287
Average return on equity	%	(3)	23	53	27	21
Shares outstanding at September 30,	million	65.3	65.3	65.3	62.0	-
Earnings per share	€	(0.59)	2.28	3.68	1.22	-

* Earnings before interest and tax

SALES BY INDUSTRIES

Fiscal 2002 in percent


Telecom 32%
Consumer 15%
Automotive 16%
Others 17%
Industrial 20%
€1.312 billion

SALES BY REGIONS

Fiscal 2002 in percent


Europe without Germany 39%
Others 5%
NAFTA 9%
Asia Pacific 23%
Germany 24%
€1.312 billion


EPCOS

COMPANY

Letter to shareholders	6
The EPCOS share	10
Organization	13
The EPCOS Charter	16
COMPETE program	17
PERSPECTIVES	
Innovations for dynamic markets	18
Industrial electronics	20
Automotive electronics	22
Information and communications	24
Consumer electronics	26
RESOURCES	
Competence boosts corporate value	28
Employees	30
Research and development	31
Production and quality	32
Sales	33
Logistics	34
Locations	35
Environment	36
EPCOS online	37
Overview of facilities	117

FINANCIALS

Report of the Supervisory Board	40
Corporate Governance	43
Governing bodies	46
BUSINESS DEVELOPMENT	49
EPCOS Group	50
Business segments	53
Industries	60
Regions	63
Research and development	64
Employees	65
Assets and financial position	66
Risk report	68
Outlook	70
CONSOLIDATED FINANCIAL STATEMENTS	71
Management report	72
Preliminary remarks	75
Certification	79
Statements of operations	80
Balance sheets	81
Shareholders' equity	82
Statements of cash flows	83
Notes	84
Principal subsidiaries	119

Extensive manufacturing operations were relocated to Asia, Eastern Europe and South America. About 60% of our workforce are today employed in countries with low labor costs, and the proportion is rising: five years ago, it was only 30%.

As we expand our low-cost production base, we are also moving closer to our customers in high-growth countries. All these moves are making us more competitive.

In Asia, the world's fastest-growing region, we managed to nearly triple sales over the past five years. With the establishment of EPCOS Taiwan Co. Ltd. in 2002, we have further strengthened our international sales organization. More than 90% of our sales are now channeled through EPCOS-owned companies.

Research and development remain the foundation of future business success at EPCOS. Our intellectual property rights increased by a further 14% in fiscal 2002.

At this point, I would like to pay tribute to our employees. Their knowledge, dedication and unwavering loyalty to the company even at this time of painful cutbacks are our most valuable assets.

Despite declining sales, we did not cut back our R&D expenditure, but pushed our innovation projects in 2002. We are concentrating on opening up new business opportunities. Innovation at EPCOS focuses on customer and system-specific developments that will enable us to stand out from our competitors in the future as well: EPCOS customers do not just get products, they get complete solutions.

For example, EPCOS has scored notable successes with its piezo actuators for state-of-the-art diesel injection systems. Several million units have already been shipped. Our multilayer ceramic modules are particularly promising. Used in third-generation mobile phones, they will cause the value of passive electronic components per handset to rise sharply. So even if our many new products rolled out during 2002 did not always boost sales immediately, they still promise medium-term growth potential of about half a billion euros.

Innovations such as niobium capacitors, tantalum multianode and tantalum polymer capacitors are raising our profile in the computer industry. In addition, we are steadily winning new customers among electronic manufacturing service (EMS) providers. This segment is gaining in importance worldwide as more and more traditional equipment manufacturers outsource production. Over the past three years, business with EMS providers and the computer industry climbed from 2% to nearly 10% of EPCOS' total sales.

Although we reduced capital expenditure to well below depreciation in fiscal 2002, EPCOS burned as much cash in the first three quarters as in entire fiscal 2001. The positive cash flow in the fourth quarter, the expected improvements in earnings and a capital expenditure budget that will again be well below depreciation will enable us to post positive figures for cash flow in 2003 as well.

In closing, it remains only for me to thank you, our shareholders, for your continuing confidence in EPCOS. The past fiscal year was indeed anything but gratifying; it demanded strong nerves and great patience on your part. But your perseverance will pay off. I am convinced that in 2003 and above all in 2004, EPCOS will again achieve growth and post respectable profits.

Sincerely,

Gerhard Pegam
Munich, December 2002


PERFORMANCE OF THE EPCOS SHARE
Indexed performance of the EPCOS share in comparison with DAX and Nasdaq
15.10.1999 = 100
600
500
400
300
200
100
0
10.99 12.99 02.00 04.00 06.00 08.00 10.00 12.00 02.01 04.01 06.01 08.01 10.01 12.01 02.02 04.02 06.02 08.02 10.02 12.02

Share price plunges as global economy slumps

In fiscal 2002, the worldwide economic slump precipitated an extreme decline in share prices, especially in Europe and above all in Germany. After peaking in March 2000, the DAX index of Germany's top 30 blue-chip companies lost 66% in value by the end of September 2002, falling back to the level of November 1996. The NASDAQ index with its heavier emphasis on technology stocks fared even worse, dropping 77%.

The decline in the EPCOS share price was severe and greater than average: it fell to €7.19 at the end of the fiscal year and was thus considerably below its issue price of €31 on October 15, 1999. This figure is also significantly below book value, i.e. shareholders' equity per share, which stands at about €10.

The exaggerated fluctuations on the stock markets in both bull and bear phases stem from assessments of the future based on rigid extrapolation of the present. This practice leads to unrealistic valuations and is also evident from the ratio of share price to book value, which is based on the far more stable book value of stocks. In February 2000, the EPCOS share was thus traded at almost 20 times it book value, in September 2002 at only 0.7 times that figure.

The downward slide in share prices was mainly caused by the economic crisis and shrinking confidence in sustained growth.

FINANCIAL DIARY
Provisional dates

Information 1st quarter
February 4, 2003

Annual General Meeting
February 12, 2003

Information 2nd quarter
May 7, 2003

Information 3rd quarter
July 31, 2003

Information 4th quarter
November 18, 2003

Overoptimistic assessment of the economic situation in spring 2002 and the sharp decline in earnings during the fiscal year depressed our share price even further. EPCOS was particularly hit by fears that growth prospects in our business were vanishing, earnings would permanently remain unsatisfactory and EPCOS would have to use capital markets to increase capital despite the low share price.

But none of these fears is justified. This Annual Report spells out the decidedly positive prospects of the components industry and our company. Our strategy for a rapid return to profitability is presented in the letter to shareholders on pages 6 to 9.

Little has changed in the regional structure of shareholders since the previous year. At 64%, the lion's share of equity is held by shareholders domiciled in Germany. Whereas the share of investors based in the United Kingdom dropped four percentage points to 15%, that of investors in the United States and other regions rose slightly. In the year under review, the proportion of private investors kept increasing and now stands at 18%. Among institutional investors, the American investment group *The Capital Group Companies, Inc.*, held just under 19% of the shares of EPCOS AG, distributed among its affiliates worldwide, according to an announcement in April 2002.

On November 12, 2002, the Equity Indices Working Committee of *Deutsche Börse* (which combines the Frankfurt Stock Exchange, the futures and options exchange Eurex, and the clearing house Clearstream) decided to remove EPCOS from the DAX 30 index. EPCOS thus moved to the MDAX index on December 23, 2002, and will become one of the largest companies in the new TecDAX index to be launched in March 2003.

SHAREHOLDER STRUCTURE BY REGIONS

According to share register at September 30, 2002


USA 7%
Others 14%
UK 15%
Germany 64%
117 000 shareholders

of which Siemens and Matsushita 12.5% each

SHAREHOLDER STRUCTURE BY GROUPS

According to share register at September 30, 2002


Siemens 12.5%
Matsushita 12.5%
Private investors 18%
Institutional investors 57%
117 000 shareholders

This decision is the result of the new fast exit rule, which sets DAX 30 members a 45th-place ranking among all listed companies in stock exchange turnover and market capitalization on certain qualifying dates as the cutoff for an interim index adjustment. EPCOS fulfilled the first criterion (23rd place) on October 31, but not the second (52nd place).

We regret this removal but would like to point out that both MDAX and TecDAX are attractive indices, in which EPCOS will be in renowned company. We will keep up our open and active investor relations information policy.

FACTS ABOUT THE EPCOS SHARE

Share price (Sept. 30, 2002)	€7.19
Average stock market turnover (shares per day)	622 000
Shares outstanding	65.3 million
Market capitalization (Sept. 30, 2002)	€469.5 million
DAX weighting	0.13%
Euro Stoxx weighting	0.02%
MSCI Germany weighting	0.12%
Share capital	€65.3 million
Security identification number	DE 0005128003
Reuters symbol	EPCGn.DE
Bloomberg symbol	EPC GR
New York listing, NYSE	
ADR symbol	EPC.N
Ratio	1:1

MANAGEMENT BOARD

Gerhard Pegam, *President and CEO*, Dr. Wilfried Backes, Dr. Bodo Lüttge, Josef Unterlass

BUSINESS SEGMENTS

CAPACITORS

- **Capacitors**

  Dr. Josef Gerblinger
  Johann Mardo

- **Film Capacitors**

  Antonio Marsiglia
  Joachim Zichlarz

- **Inductors**

  Franz Traub
  Falko Steffen

CERAMIC COMPONENTS

- **Ceramic Components**

  Dr. Manas Roy
  Dr. Michael Hirschler
  Walter Scheiffele

- **Arresters**

  Dr. Norbert Hess
  Siegfried Laurent

SAW COMPONENTS

- **SAW Components**

  Dr. Werner Faber
  Augustin Baumer

FERRITES

- **Ferrites**

  Dr. Erwin Herren
  Siegfried Zellmeier

CORPORATE DEPARTMENTS

WORLDWIDE SALES NETWORK

Branch offices, regional sales offices, distributors

At September 30, 2002


UltraCap
EPCOS
B49200-G1125-Q
120F (Q) 2,3V
3n3
630V
3n3
630V
EPCOS B25855-C7106-K004
MKV
IEC 1071-1
Non PCB Germany
10.02
EPCOS
B43407-S9118-M551
1150µF (M)
360 V-
10/060/56
10.02
Made in Germany
PTC
C945
0203
EPCOS
S14
K14
AUTO
0021
B800
SPP2
TX ANT RX

COMPANY



Successfully shaping the future

The EPCOS Charter set out in our Corporate Principles provides a framework for entrepreneurship. It defines a corporate identity and code of conduct that are binding on all employees - from trainees to the Management Board. Our corporate motto "EPCOS - a company that opens up new prospects to customers, investors and employees" underlines our claim to shape the future successfully. It summarizes the four sections of the EPCOS Charter.

Our business

EPCOS develops, manufactures and markets electronic components that process electrical signals, control power supplies and protect electronic circuitry. They are indispensable to all equipment and systems in the electrical and electronics industry.

Our vision

Our aim is to provide reliable products and services of the highest quality and the greatest possible value to our customers worldwide, making the name EPCOS synonymous with world leadership in electronic components.

Our goals

We want to generate profits and constantly increase shareholder value. We want to be a leader in every market we serve. We want to remain an innovative company that sets the pace for advances in technology, masters its processes and is geared to maximum customer benefit.

Our principles

Customer orientation

Customer satisfaction is the key to our success. Providing products and services that make our customers more competitive is our top priority.

Innovation

We create innovative products that open up new applications, provide new solutions for our customers, and help to strengthen existing or establish new business relationships. Innovations safeguard the future of our company.

Cost-consciousness
To prevail in the face of global competition, we are working hard to cut our costs.

Growth
We want to grow faster than our competitors. We recognize market trends promptly and align our product strategy accordingly. We focus on fast-growing and innovative segments of our markets.

Employees
Our employees are our most precious asset. We are committed to a corporate culture shaped by creative and dedicated employees who are willing to bear responsibility.

Corporate citizenship
We see ourselves as an integral part of the national economies that we serve and feel a strong sense of responsibility to society and the environment.

To live up to these precepts in times of growing competition and cost pressure, we launched the COMPETE program in July 2002.

Culture change with COMPETE

COMPETE covers a raft of company-wide measures. EPCOS is thus expanding and stepping up the cost-cutting program launched in fiscal 2001.

COMPETE stands for cost management, process excellence and time efficiency. It describes a change in corporate culture that pursues three goals: rapid reduction of costs, simplification and optimization of processes, and making better use of time.

We are thus embarking on a new approach to reducing our cost base further and ensuring that EPCOS remains cost-competitive in the long term. Overall coordination is in the hands of a special project group.

The first phase of COMPETE defined detailed cost-cutting measures in all areas so that ambitious savings objectives can be reached promptly. Within the scope of COMPETE, EPCOS will realize savings in fiscal 2003 of a magnitude similar to the €170 million saved in 2002.

In the second and crucial phase of COMPETE, Six Sigma methodology will be introduced. Successfully applied for years by major companies, Six Sigma uses statistical means to increase productivity and quality globally.

Over the next 12 months, hundreds of employees will be trained in this methodology. A campaign lasting several years will drive the culture change that we envision for this company.


EPCOS
COMPETE
Cost Management
Process Excellence · Time Efficiency

The COMPETE project team (from left): Ludwig Krieger, Dr. Horst Rathmann, Dr. Claudia Beckering, Roland Markgraf, Gilla Hentes



Our innovations speed up progress in dynamic markets

- Industrial electronics
- Automotive electronics
- Information and communications
- Consumer electronics

A global leader

The EPCOS product portfolio covers more than 40 000 different capacitors, filters, sensors, inductors and nonlinear resistors. The majority are application-specific or customer-specific products; standard products round off the spectrum. Our components protect sensitive semiconductors against dangerously high voltages, currents and temperatures. They store electrical energy, measure temperatures and filter radio-frequency signals to ensure optimum TV picture and sound quality, for example.

Among the top ten suppliers of passive electronic components, who account for about half the world market, EPCOS is the only European company. In fiscal 2002, we managed to consolidate our global number two position and reduce the gap with Murata, the market leader.

EPCOS is the world market leader in SAW components, power capacitors, thermistors, varistors and surge arresters. In many other product lines we are number one in Europe. EPCOS is also the world's largest broadliner, covering virtually the entire spectrum of passive electronic components. We are one of the few companies in the industry to offer one-stop shopping for end-to-end solutions. This gives our customers the edge in costs plus logistics and administrative benefits. Our innovations create growth potential for the future, open up new applications and make new features reality.

The estimated world market volume for passive electronic components currently tops €16 billion. Market researchers expect this figure to climb to €20 billion by 2005, equivalent to average annual growth of 7%.



Roland Stierle
Head of
Direct Sales

No electrical or electronic product can work without passive electronic components. Whatever the application – in mobile phones, direct satellite TV broadcasting, washing machines, medical engineering, wind parks, aircraft or even cars that do over 200 miles to the gallon – EPCOS products are needed just everywhere. We focus on leading-edge technology markets: automotive, industrial and consumer electronics as well as information and communications. These industries present sound prospects for medium to long-term growth.

Industries once as separate and distinct as telecommunications, entertainment electronics and computers are converging relentlessly. This convergence is giving rise to a constant stream of innovative products, such as mobile phones with integrated cameras and Internet access.

In our traditional target markets, the proliferation and complexity of electronic control systems are fueling an insatiable demand for components. The electronics content of domestic appliances, for example, is rising by about 10% per annum as electronic controls supersede conventional electromechanical switches. Electronics drives nine out of ten innovations in the automobile industry today. And these innovations in turn drive the technologies of other industries.



Performance, reliability and safety

- Transportation
- Utilities
- Manufacturing
- Lighting

Our innovations give industrial electronics a powerful stimulus. The product lines developed by EPCOS for this segment are as many and varied as the activities of our industrial customers worldwide. The trend in industry is toward greater flexibility, safety, energy savings and productivity. Networking of production units is also significant. All these developments are inevitably fueling demand for automated solutions – and thus for electronic components.

Modern communications and network technology is making deeper inroads into power generation, for example. This industry expects capital expenditure over the next 20 years to exceed that of the entire 20th century.

As greater use is made of renewable energy sources such as wind and solar energy, demand for electronic components for the associated generators and control systems keeps rising. More and more electrical loads require their own or special power

Undisputed number one in power capacitors



Innovation
Power Capacitor Chips

Applications
Electric rail traction, production machinery of all kinds

Benefits
Space savings, low weight, ease of assembly

Even in the higher power range of several million watts, there is an unmistakable trend toward more compact components and system integration. These twin demands are met by the new Power Capacitor Chips developed by EPCOS. Thanks to this chip technology, both the volume and weight of the capacitors can be reduced by 30% in comparison with conventional solutions. Assembly is simplified and costs are reduced at the same time.

EPCOS is thus setting new standards in advanced frequency converter technology, which is now pervading machine tools, electric rail traction, food processing and packaging plants worldwide. Our power capacitors make production machinery as well as power generation and distribution more efficient. They enable the drives of high-speed trains to use energy economically. Tried and tested power capacitors from EPCOS are also found in the Transrapid magnetic levitation system, the most advanced rail technology worldwide. One 30 km Transrapid line is under construction in Shanghai, and further maglev projects are planned in China and Germany. In the densely populated regions of Asia in particular, electric rail traction offers vast potential for mass rapid transit.



Harald Vetter
Power Capacitor Development

supplies. These range from the compact units needed in every mobile phone, TV set or PC right up to power supplies with outputs in the megawatt range for high-speed passenger trains. Uninterruptible power supplies, long vital to medical engineering, are now needed at more and more large server farms to improve data security and availability. The lighting systems business will provide extra growth potential for components when energy-saving lamps with electronic ballasts become mandatory in the United States in 2005. Such ballasts can cut power consumption by about 80% and double lamp service life.

Controlling large amounts of energy and reliable operation with uncompromising safety are the key demands facing industrial electronics. Rugged components from EPCOS have demonstrated their superior performance in countless real-life endurance tests – in factory automation, elevators, cranes and pumps, for example.



Networks on wheels

- Safety
- Engine management
- Drive by wire
- Convenience
- Infotainment

For 40 years, the electronics content of cars has been rising. The first electronic fuel injection system was launched in the 60s. This was followed by antilock brake systems (ABS) in the 70s, mass-produced airbags in the 80s and electronic stability programs in the 90s. Automobiles of the 21st century can receive TV programs and access the Internet. They may also be equipped with tire pressure monitoring systems, for example, that use SAW resonators from EPCOS to transmit tire data.

Today's motorists enjoy greater safety, economy and convenience. But modern engine management, heating and air conditioning, keyless entry and alarm systems, and high-intensity discharge headlamps would all be inconceivable without electronic components. Steering and braking systems are increasingly being actuated, or at least assisted,

Piezo actuators for the Car of the Year





Innovation
Piezo actuators

Applications
Fuel injection, fluid dosing

Benefits
Reduced fuel consumption, lower noise and exhaust emissions, higher engine output

Piezo actuators allow fluids to be atomized with unprecedented speed and accuracy. Peugeot, the world's largest manufacturer of diesel-powered passenger cars, is the first to use this innovative technology: cars of its new 307 series are fitted with a diesel injection system based on piezo actuators from EPCOS. The new Peugeot soon proved a best seller and was voted Car of the Year 2002 by automotive experts. There are powerful arguments for piezoelectric injection: up to 15% lower fuel consumption, reduced engine noise and significantly lower exhaust emissions that today comply with the Euro 4 exhaust standard, which does not come into force until 2005. Thanks to mastery of multilayer ceramic technology, EPCOS is the only company in the world that can manufacture piezo actuators in volume: more than three million have been shipped to date. In future, these actuators will also be fitted to gasoline engines, where their superior switching speed will benefit fuel injection.

Further applications include equipment for precision dosing of fluids in the pharmaceutical and chemical industries.



Dr. Helmut Sommariva
Head of Development Piezo Technology

electronically. But none of these systems can work properly unless the various electronic control units are fully protected against both mutual and external electromagnetic interference. That's why numerous passive electronic components from EPCOS are used in each vehicle to ensure electromagnetic compatibility.

Fast lane for growth

In 2003, some 60 million motor vehicles will be manufactured worldwide. On average, electrical and electronic systems account for about a quarter of the value of an automobile and are expected to rise to 35% by 2005. This share is already as high as 40% in today's upmarket cars. A contemporary luxury vehicle contains up to 13 000 passive electronic components, a midrange car about 5000.



Unlimited connectivity

- Mobile communications
- Wireline communications
- Internet

The innovative strength of telecommunications remains unbroken. Even though wireline business in North America and Europe is slack and large carriers have scaled back capital expenditure, all segments of the telecom industry will again experience above-average growth in the long term. The number of wireline subscribers in China, for example, is expected to nearly double to more than 300 million over the next four years.

Within just a few years, mobile phones have emerged as mass consumer products. New features and services are now transforming mobiles into pocket-sized multimedia terminals. The new Bluetooth technology also promises high growth. Bluetooth creates short-range wireless links between mobile phones or personal digital assistants (PDAs) and PCs or notebooks. This will make work in the mobile office of the future even more flexible and efficient.

More functionality, less space

All these new functions call for more complex electronic circuitry. In mobile communications, miniaturization is a must if next-generation handsets are to be light

Ceramic modules set miniaturization record





Innovation
Multilayer ceramic modules

Applications
Next-generation mobile phones

Benefits
Substantial space savings, lower cost, high reliability

The next generation of mobile phones will offer far greater functionality and bandwidth. Here no manufacturer can avoid higher scales of integration, because next-generation handsets put together from discrete components with conventional circuit technology would be several times larger and heavier than today's mobile phones.

EPCOS has mastered this challenge. Only our multilayer ceramic technology permits complete integration of all active and passive electronic components required – and does so flexibly, at low cost and with unprecedented miniaturization. EPCOS offers the world's smallest triple-band front-end module for mobile phones. It integrates more than 50 components in a space measuring only 6.7 × 5.5 × 1.8 mm. Some 40 components, such as resistors, capacitors and inductors, are embedded in its 14 ceramic layers. Radio-frequency filters and ceramic capacitors are soldered to the surface along with several semiconductors. This design results in enormous space savings of up to 95% in comparison with discrete solutions. Our modules are also distinguished by greater reliability and lower assembly costs.



Cathryn Twohig
Product Marketing Wireless Terminals in the SAW Components segment

and compact. EPCOS meets this demand with a variety of tiny but indispensable components, headed by surface acoustic wave (SAW) filters. EPCOS is the undisputed world market leader in SAW technology. Our integrated modules based on multilayer ceramic technology are also shaping the future of mobile communications. And demand is particularly heavy for miniature tantalum capacitors from EPCOS.

In wireline communications, digital subscriber line (DSL) technology is emerging as the preferred broadband solution, giving even small businesses and private households high-speed, low-cost Internet access. Here too, EPCOS ensures peak performance: innovative ferrite cores made from optimized soft magnetic material are key components of the DSL modems and line cards that speed up access to the information superhighway. A study by Merrill Lynch forecasts that the number of users accessing the Internet via ADSL will increase from 25 million today to 45 million in 2003.



Convenience and quality

- Audio
- TV and video
- Multimedia
- Appliances

Progress in electronics is the driving force behind today's multimedia environment and the key to energy-saving, user-friendly domestic appliances. Despite the current economic lull, consumer electronics remains a prime growth market. Digitization, networking, and the convergence of separate hardware and software platforms into multimedia are having a lasting impact on both the world of work and the private environment: flat screens adorn living rooms, cable TV networks provide Internet access, music can be heard on MP3 players built into mobile phones, and phone calls can be made over the Internet.

Greater functionality and more sophisticated features have to be packed into shrinking spaces. Without our innovative product portfolio, the consumer electronics industry could not manufacture multifunctional, interactive equipment economically. Better picture and sound quality thanks to digital transmission, greater program variety in TV and radio, and new services

Niobium, polymer and multianode technologies scale new peaks



Innovation
Tantalum multianode, tantalum polymer and niobium capacitors

Applications
Entertainment electronics, multimedia, appliances

Benefits
Improved energy management, space savings

As battery-powered equipment becomes multifunctional, e.g. for multimedia applications, the demand for intelligent energy management is growing. Tantalum capacitors are vital to portable equipment. Capable of rapidly storing and discharging maximum electrical energy in a minimum of space, they ensure stable supply voltages.

As high-end processors perform more complex calculations, their power consumption increases. Here very low equivalent series resistance (ESR) is essential to high current-handling capability. This is where our tantalum polymer and multianode capacitors come in. They reliably compensate for rapid and severe current fluctuations, thus ensuring minimum ESR and maximum current-handling capability. The two technologies can even be combined to reduce ESR by as much as 90%.

EPCOS has done pioneering work with a new base material: niobium. Niobium capacitors deliver up to twice the capacitance of tantalum capacitors of comparable size. This innovative technology is helping EPCOS to penetrate the large and strategically important computer industry. Niobium capacitors are just as suitable for complex control circuitry, e.g. for commercial washing machines.



Cristina Mota Caetano
Development
Tantalum Capacitors

and add-on features such as electronic program guides all promise strong growth rates.

Domestic appliances get smart

Refrigerators with built-in computers are already reality. They log milk consumption, monitor best-before dates and reorder automatically via the Internet.

Electrical appliances have become affordable for millions of consumers around the globe – and not just in industrialized nations. Appliances are a growth market. And as consumers demand lower power consumption, longer service life, greater safety and ease of use, the electronics content of appliances is steadily rising. In fact, demand for electronic components in this segment is now growing more than twice as fast as the white goods market itself. EPCOS supplies a wide range of reliable components for this dynamic industry.


RÜCKMELDE NR. 6

Total competence, global presence boost corporate value

- Employees
- Research and development
- Production and quality
- Sales
- Logistics
- Locations
- Environment



EPCOS' corporate strategy is based on competence in technology. Customer orientation, cost leadership and innovative strength safeguard our prominent market position in the long term. In lasting partnerships with our customers and suppliers, we shape the trends in high-tech markets - in R&D, production and sales. Our innovative strength has brought us to the top in many fields of technology: products less than five years old account for more than 70% of our sales.

Among the broadliners, EPCOS is the world market leader. The unique breadth of our product portfolio and the superior quality of EPCOS products yield crucial advantages, especially in times of fierce market competition. They reflect and support the trend among customers to reduce their supplier base to a few powerful partners with a global presence.

For decades, EPCOS and its predecessors have been serving markets not only in Europe, but also in the Americas and Asia. Since going public in 1999, we have stepped up our presence in Asia in particular. We are paying special attention to China. The countries of this region boast the largest electronics markets with the highest growth rates and thus the greatest growth opportunities for EPCOS. Business outside Germany now accounts for about 75% of our sales.


EPCOS

The EPCOS Junior Circle

Commitment and creativity shape corporate culture

- Enterprise and initiative
- Individual career opportunities
- Performance-related pay
- Systematic development of young talent

Our human resources policy focuses on evolution of a corporate culture distinguished by dedicated employees. The emphasis here is on promoting initiative and enterprise in all segments and at all levels. EPCOS offers attractive development and career opportunities for trainees and specialists, for university graduates and highly qualified managers the world over. Variable income components and remuneration systems encourage performance. Another focal point of personnel development at EPCOS is grooming younger generations for executive responsibility at all levels. This raises the motivation of employees, whose competence is indispensable to higher shareholder value in the long term.

Fit for management responsibility

The international EPCOS Junior Circle grooms younger employees with several years of experience within the company who have shown potential for management positions. The Circle's changing membership consists of about 20 employees drawn from R&D, production, marketing, sales, and business administration. This interdisciplinary composition reflects the company's key functions and enables members to look beyond their immediate spheres of responsibility. Regular meetings at different locations provide information about EPCOS' principal business and production processes, and stimulate hands-on problem-solving in group projects. Participants can thus gain a keener understanding of the company as a whole while building up valuable contacts across divisional and national boundaries. The experience gained is not only useful for day-to-day work and projects, but also makes Junior Circle members fit for future management challenges.

PROMOTING NEW TALENT



Wafer examination under ultra clean-room conditions

Competitive edge through research

Our basic and materials research activities set the stage for future product and process innovations from a very early phase. Niobium, for example, is a low-cost but highly efficient alternative to tantalum for the anodes of capacitors. EPCOS is the first company in the world to develop niobium capacitors and manufacture them in volume. Thanks to new process technologies, we can now use layers of low-cost nickel and copper for the electrodes of ceramic components instead of costly palladium. This advance also opens up new scope for these components in the highest frequency spectra. Innovative ceramic materials increase the accuracy of our miniaturized temperature sensors and make new applications possible in automotive electronics and domestic appliances. EPCOS also makes the world's smallest surface acoustic wave filter, with a footprint of only 1.4 × 2 mm – a direct result of our competence in making electrode features almost 300 times finer than a human hair.

MATERIALS AND BASIC RESEARCH

Global R&D network opens up new growth potential

- Innovation creates new markets
- Competence in leading-edge technology
- R&D centers in key markets
- Partnership with universities and research institutes

Competence in technology and innovative strength are the foundations of our company's success. For the benefit of our customers and in cooperation with them, we are developing new electronic components and modules at shorter and shorter intervals. They pack more and more performance into a smaller space and at lower cost. That's how we help our customers bring new products to market faster. Since EPCOS went public in 1999, the number of R&D staff has risen by 40%. Our global network of innovation is also being augmented by R&D departments set up at our new manufacturing facilities in Eastern Europe and Asia. This is how we are strengthening our position as a global partner and bringing EPCOS' expertise to the customer's doorstep. In basic research, our experts are closely collaborating with more than 50 renowned research establishments and universities worldwide.



Automated testing of tantalum capacitors

Manufacturing excellence

Larger than three football fields, our plant in Évora manufactures more than 100 million capacitors a month. Here, on the world's most advanced production lines for tantalum capacitors, process data is captured and monitored online. Automatic transmission of parameters for about 1000 variants from product databases to production machinery ensures consistently high quality with maximum flexibility in manufacturing. The system data throughput of 2.5 billion bytes per month is equivalent to more than 300 000 narrowly spaced typewritten pages. Testing of the finished capacitors is also fully automated. Progressive automation over the past four years has cut rejects by about 90%. Thanks to this quality production, EPCOS has consolidated its number one position in Europe and is now the world's third-largest manufacturer of tantalum capacitors.

All products and processes focus on customer benefits

- **End-to-end quality management**
- **Flexible, modular production lines**
- **Automated, stable processes**
- **"Zero defect" target**

As well as developing new products, EPCOS is driving innovative manufacturing methods. Secure mastery of processes right from the outset ensures high reproducibility, quality and yields, while a high degree of automation keeps our manufacturing operations internationally competitive. The modular structure of our production lines gives us the flexibility to respond promptly to changing customer demands. At the same time, our quality assurance system ensures that flaws are detected at an early stage and errors avoided. In all our processes - from development to shipment - quality assurance complies with ISO 9000. The QA system also meets standards QS 9000, VDA 6.1 and ISO/TS 16949 - and thus satisfies the particularly stringent demands of the automobile industry. Excellence in logistics and customer satisfaction are the yardstick of our success as we evolve into a "zero defect" company.


han. ever
EPCOS

The EPCOS fair stand:
An international forum

Permanent dialog in common language of technology

- Preferred supplier to many customers
- Early involvement in development projects
- Mutual advantages through common solutions
- Local competence, global excellence

A preferred supplier to many customers, EPCOS is highly regarded as a development and systems partner in particular. Customers turn to us at an early stage when developing new projects. Co-development drives technically and economically superior solutions and produces mutual competitive advantages. Our multinational sales force of more than 700 people ensures both local competence and global excellence. More than half of them are qualified engineers and technical experts. In Asia, where more and more of our customers have set up production, we have expanded our sales organization by setting up local companies and have more than doubled the sales force over the past five years.

EPCOS – a highlight of *electronica 2002*

Electronics as far as the eye can see – 14 halls, 150 000 square meters of floorspace, 3000 exhibitors and 77 000 visitors – at *electronica 2002*, the world's premier trade fair for electronic components. Here EPCOS once again documented its competence as a leading manufacturer of electronic components with impressive exhibits. Held every two years in Munich, the four-day show provides an ideal platform for meeting customers and prospects, unveiling innovations and probing new business opportunities. No other event enables us to present the benefits of our innovations and our comprehensive product portfolio in such depth and breadth.

FAIR APPEARANCE



Fully automated high-bay warehouse

Migrating to more efficiency

A project entitled MOVE (Moving the Organization to a Visionary Enterprise) is completely reshaping our IT infrastructure. MOVE will make all processes in the value chain – from supplier to customer – even more efficient and transparent. EPCOS' new IT infrastructure will yield substantial benefits: every customer anywhere in the world will receive the same advanced services, while procedures can be adapted to changing tasks quickly and economically. Order processing will also be simplified as the costs of all processes in the value chain are reduced. More efficient use of our resources will enable us to optimize capacity utilization at our plants while minimizing production costs. Lead times will be shortened, turnover factors for inventories increased.
The new IT systems have been successfully deployed in two EPCOS divisions. MOVE will be completed throughout the EPCOS Group in 2004.

IT INFRASTRUCTURE

Fast processes optimize value chain

- **End-to-end logistics management**
- **Vendor-managed inventories**
- **Electronic data interchange**
- **Route optimization**

Our logistics management system is distinguished by rapid availability of products and services. Delivery commitments have top priority. We respond flexibly to rapidly changing customer demands. The share of EPCOS customers using our vendor-managed inventory services on their premises has kept increasing. Our logistics service includes electronic data interchange and an early warning system for delays. A fully electronic track and trace facility enables sales offices, shipping departments and customers to check order status at any time and prevent delays. Route optimization, e.g. by concentration of more cargo volume on fewer service providers, enables us to keep logistics costs low.


Plants and design centers
Marketing and sales centers

Global presence brings expertise and service to the customer's doorstep

- Global sales network
- Comprehensive customer service
- Strategic relocation of production
- Speed, agility, flexibility

To manufacture components economically and close to customers in high-growth regions, EPCOS has relocated numerous production lines - to the Czech Republic, Hungary, Spain, Brazil, India and China. This enables us to take full advantage of local market potential. Since 1997, sales in Asia have almost tripled. The global nature of our business is reflected in a worldwide network that is being permanently adapted to changing market criteria. EPCOS currently operates 20 manufacturing facilities in Europe, the Americas and Asia Pacific. Our design centers in Europe, Asia and the United States, and more than 100 sales offices worldwide offer customers fast, comprehensive service. Numerous subcontractors around the world augment our production capacity. We can thus respond quickly and flexibly to changing market conditions.

China - Asia's largest growth market

Over the next few years, annual growth rates topping 20% are anticipated for the world's fastest-growing regional electronics market. With over 180 million subscribers - 30 million more than the USA - China even has the world's largest mobile phone market. By 2005, over 250 million Chinese, or a fifth of the population, are expected to be handling handsets. The prospects are just as bright for wireline telecommunications and above all the Internet as PC and modem sales soar. Finally, China is emerging as a major production location for more and more of our customers. So EPCOS has promptly stepped up its presence in this growth market. In China, we now employ more than 2000 people at four production facilities which, together with our sales offices, come under the common roof of our holding company EPCOS (China) Investment Ltd. This gives our customers in China the optimum solution for obtaining electronic components from a single source and paying for them in local currency.

EPCOS (CHINA) INVESTMENT LTD.



High tech protects the environment:
Multistage filter plant

Biological water treatment cuts costs

Water contaminated by production processes is treated in a bioreactor at our plant in Szombathely, Hungary. Here bacteria break down pollutants into two harmless substances, carbon dioxide and water. The precleansed water then flows through a system of ultra-fine diaphragms and can finally be channeled into the sewer system. Instead of expensive transshipment and thermal disposal of pollutants, only residual amounts of sludge are now produced, which are properly removed. This advanced water treatment has significantly improved environmental conditions at the Hungarian site. It also consumes far less energy and cuts production costs.

A model of environmental protection

- *Global standards*
- **Efficient use of resources**
- *Avoidance of hazardous substances*
- **Minimization of waste**

Acknowledging its responsibility to future generations, EPCOS has implemented a global environment management system that ensures the same high standards of protection worldwide. This corporate code applies to all locations. Regular audits by independent bodies monitor compliance. The aim of our environmental management system is not merely compliance with all statutory and administrative requirements, but efficient use of precious resources. We avoid hazardous substances and minimize waste. For example, most of our products today comply with the European Union's ban on lead, which does not come into force until 2007. Another key issue is environmentally friendly disposal of waste water.


EPCOS
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FINANCIALS

Dear shareholders,

Looking back, we cannot be satisfied with the fiscal year just ended. The sunny intervals that punctuated business developments during the year - and interpreted as signs of an upturn - turned out to be short-lived. The sluggish global economy, soft demand, overcapacity throughout the components industry, and price erosion on an unprecedented scale had a devastating impact on sales, earnings and the EPCOS share price. Additional burdens resulted from a process of adaptation that will keep EPCOS busy for years to come: the economic center of gravity in the passive electronic components industry is rapidly shifting toward Asia. To keep pace with this development, EPCOS is compelled to change its orientation. That calls for major efforts not only in marketing and technology, but also in mental and cultural terms.

To meet these challenges, the Company took various measures, some of them drastic. Putting them into practice demanded dedication and sacrifice from EPCOS' employees. But even their concerted efforts were not enough to relieve the strain. For the first time in its history, EPCOS ended a fiscal year with a loss.

The Supervisory Board followed developments within the Company and the action taken by the Management Board more closely than ever. We are convinced that the entrepreneurial decisions taken during the period under review were both necessary and sound. In terms of organizational structure and human resources, EPCOS is now in better shape than it was a year ago and should therefore be able to score more encouraging results again in the future, even if no fresh economic stimulus is forthcoming.

Supervisory Board meetings and committees

The seven meetings of the Supervisory Board held during fiscal 2002 focused on discussion of the action taken by the Management Board, especially plans for relocation of manufacturing operations, reduction of the workforce and other cost-cutting projects. In the last two quarters of fiscal 2002, the Supervisory Board also reviewed in depth the Company's corporate governance policy, which is dealt with in detail in this Annual Report.

Throughout the fiscal year, the Management Board informed the Supervisory Board about the Company's general situation, all material business plans, events and projects, and the Company's risk position and risk management in comprehensive written and oral reports. The Management Board also provided detailed explanations wherever business developments diverged from defined plans and targets. The Management Board and the Chief Executive Officer in particular remained in close contact with the Chairman of the Supervisory Board throughout the year, discussing developments in the Company and the conclusions to be drawn.



The Supervisory Board fully discharged its duty to monitor the conduct of business by the Management Board and to consult with the latter throughout the period under review. No conflicts of interest concerning individual members of the Supervisory Board arose during this period.

The Presidency Committee set up by the Supervisory Board met twice in fiscal 2002. The Mediation Committee did not have to be convened. The new Auditing Committee set up pursuant to the German Corporate Governance Code held its first two meetings in November and December 2002.

Membership of the Supervisory Board and Management Board

As stated in the previous year's Annual Report, Dr. Volker Jung relinquished his seat on, and thus chairmanship of, the Supervisory Board with effect from November 20, 2001. In accordance with the Articles of Association, Mr. Burkhard Ischler was then appointed to the Supervisory Board by Siemens. At the meeting on November 19, 2001, the Supervisory Board elected Mr. Klaus Ziegler its new Chairman.

Dr. Wilfried Backes was appointed to the Management Board with effect from April 1, 2002, and will succeed Dr. Bodo Lüttge as Chief Financial Officer of EPCOS AG from April 2003.

Klaus Ziegler
Chairman of the
Supervisory Board

At his own request, Dr. Lüttge will step down from the Management Board and go into retirement on March 31, 2003. Since this report is circulated to all shareholders, the Supervisory Board would like to take this opportunity to thank Dr. Lüttge for the prudence and vigor with which he shaped the finances of both EPCOS AG and the EPCOS Group. He was instrumental in founding EPCOS AG, successfully floating the Company on the stock market and establishing it as a reliable partner in national and international capital markets.

Financial statements

The financial statements of EPCOS AG and the consolidated financial statements for the year ended September 30, 2002, together with the associated management reports have been audited and certified without reservation by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschafts-prüfungsgesellschaft, Berlin and Frankfurt/Main. The Auditing Committee of the Supervisory Board and the Supervisory Board also examined the Company's financial records and management reports themselves.

The documents named above and KPMG's reports on auditing the financial statements of EPCOS AG and the consolidated financial statements were presented to all members of the Auditing Committee and the Supervisory Board in good time and thoroughly discussed in the presence and with the involvement of the auditors at both the meeting of the Auditing Committee on December 12, 2002, and the Supervisory Board's balance sheet meeting on the same day. The Auditing Committee and the Supervisory Board raised no objections and concurred in the findings of the final audit. In view of this approval, the financial statements prepared by the Management Board are accepted as submitted.

We thank the Management Board and the Works Council for their exemplary dedication, and all employees for their hard work and appreciation of the trenchant measures taken.

Munich, December 2002

On behalf of the Supervisory Board

Klaus Ziegler
Chairman

Report of the Management Board and Supervisory Board on corporate governance

Dear shareholders,

In the fiscal year just ended, new statutory requirements for improvement of corporate governance in listed companies commanded the attention of investors and ranked high on the agendas of numerous company boards. After various accounting scandals had shaken investors' confidence in listed companies and discredited investment in equities, several legislative initiatives were launched. They are designed to make corporate governance and reporting procedures more transparent, reliable and efficient, and thus restore investors' confidence. In this context, the Cromme Commission appointed by the German Justice Minister presented the German Corporate Governance Code in early 2002, and the German Transparency and Disclosure Act came into force in late July. In the same month, the United States Congress passed the Sarbanes-Oxley Act. This extensive body of corporate governance rules is also binding on EPCOS AG because the Company is listed on the New York Stock Exchange.

EPCOS welcomes these corporate governance initiatives. Now signed into law, they will make it more difficult for the few corporate black sheep to discredit the overwhelming majority of law-abiding companies. In response to the new legislation, the Supervisory Board and Management Board of EPCOS AG have taken appropriate action going beyond established company practice wherever necessary. EPCOS' corporate governance policy thus satisfies all new statutory requirements and largely coincides with the recommendations of the German Corporate Governance Code. Beyond this, the Company is putting into practice many of the additional suggestions made by the Code.

1. Reliable reporting, extensive transparency

To ensure better monitoring of all facts and figures to be published by EPCOS, the Supervisory Board set up the Auditing Committee in September 2002. This committee checks the Company's quarterly reports and annual financial statements, and supervises all matters concerning auditing of the financial statements, including the independence of auditors.

To improve corporate transparency, the EPCOS Annual Report now publishes individualized breakdowns of compensation paid to the members of the Management Board and Supervisory Board, as recommended by the German Corporate Governance Code. In addition, key information on stock option plans will be published at the EPCOS corporate website. The individual shareholdings of the members of the Management Board and Supervisory Board or the shareholdings of these bodies as a whole are also given in the Notes to the Consolidated Financial Statements if such shareholdings exceed 1% of the Company's equity.

2. Closer monitoring of the Management Board by the Supervisory Board

The Supervisory Board has laid down various information and reporting duties which are binding on the Management Board and go beyond statutory requirements. It has also made certain transactions of material significance to the Company as well as transactions between the Company and members of the Management Board or persons or companies related to them subject to approval by the Supervisory Board.

3. Independence of auditors

Before auditors are proposed to the Annual General Meeting for appointment, the Auditing Committee of the Supervisory Board will in future obtain a written statement from the auditors disclosing any relationships with the Company that could cast doubt on their independence. On appointment, the auditors will be obliged by the Auditing Committee to disclose without delay any grounds for bias or disqualification that may subsequently emerge. The Management Board has also made a binding ruling that auditors must not be entrusted with consulting work. Exceptions to this require the prior consent of the Supervisory Board's Auditing Committee.

4. Facilitated exercise of voting rights

Invitations to the Annual General Meeting with accompanying documents as well as the Annual Report will in future be published at the EPCOS corporate website. Both will also be sent by e-mail on request, and registrations for the Annual General Meeting can then be submitted electronically. For shareholders unable to attend the Annual General Meeting in person or send an authorized representative, the Management Board has decided to set up a permanent Proxy Committee. Any shareholder can authorize this committee to exercise his or her voting rights in accordance with instructions.

5. Exceptions to the recommendations of the Governance Code

As stated in our Declaration of Conformity with the German Corporate Governance Code issued on October 16, 2002, EPCOS complies with the recommendations of the Code with the following exceptions, some of which are only temporary:

- Compensation of the members of the Supervisory Board of EPCOS AG does not contain any variable component that takes into account the economic situation and performance of the Company. By keeping compensation separate from business success, we intend to avoid every conceivable conflict of interest with the Supervisory Board's monitoring functions.

- The directors' and officers' liability insurance policies taken out by EPCOS AG for the Management Board and Supervisory Board do not provide for any deductibles. As the compensation currently paid to the Management Board and Supervisory Board is based on exclusion of deductibles, the introduction of deductibles would necessitate renegotiation or redefinition of this compensation. In our view, the cost of implementing this recommendation of the Code would outweigh the benefits.

- The sale and purchase of shares in EPCOS AG by members of the Management Board and Supervisory Board are not disclosed beyond the scope provided by § 15a of the German Securities Trading Act. Contrary to the recommendation made in the Code, EPCOS does not require transactions up to a value of €25 000 within a 30-day period to be reported. In our opinion, reporting of transactions below the statutory threshold does not give market players any information significant enough to justify the extra expense incurred by the Company.

- There has been no extra compensation to date for the chair and members of the Supervisory Board committees. The Supervisory Board will therefore propose to the Annual General Meeting on February 12, 2003, that the Articles of Association of EPCOS AG be amended to include a provision on compensation for the chair and members of the Supervisory Board committees.

Munich, December 2002

On behalf of the Management Board

Gerhard Pegam
President and Chief Executive Officer

On behalf of the Supervisory Board

Klaus Ziegler
Chairman

Members of the Supervisory Board

Klaus Ziegler

Chairman since November 20, 2001. Member of the Advisory Council, EPCOS do Brasil Ltda., Gravataí, Brazil.

Jürgen Heraeus, Dr.

Chairman of the Supervisory Boards of Heraeus Holding GmbH, Heraeus Tenevo AG and Messer Griesheim GmbH; Member of the Supervisory Boards of Buderus AG, Heidelberger Druckmaschinen AG and IKB Deutsche Industriebank AG; Chairman of the Board of Directors of Argor-Heraeus S.A., Mendrisio, Switzerland.

Burkhard Ischler

Since November 20, 2001. Managing Director, Corporate Mergers & Acquisitions, Siemens AG; Non-Executive Member of the Board of Directors, Demag Holding S.à.r.l., Luxembourg.

Volker Jung, Dr.

Chairman until November 19, 2001. Member of the Managing Board, Siemens AG; Chairman of the Supervisory Board, MAN AG; Member of the Supervisory Boards of Direkt Anlage Bank AG and Messe München GmbH; Chairman of the Board of Directors of Siemens A.E., Athens, Greece, and of Siemens Ltd., Johannesburg, South Africa.

Anton Kathrein, Prof. Dr.

Deputy Chairman. Managing Director and General Partner, KATHREIN-Werke KG; Chairman of the Supervisory Boards of Erste Rosenheimer Privatbank AG and Grundig AG; Member of the Supervisory Board, Isar-Amperwerke AG.

Werner Strohmayr

Member of the Board of Management, Bayerische Landesbank Girozentrale; Chairman of the Supervisory Boards of Bürgerliches Brauhaus Ingolstadt AG, HUK-COBURG Leben AG and HUK-COBURG Krankenversicherung AG; Deputy Chairman of the Supervisory Boards of HUK-COBURG Allgemeine Versicherung AG and Software Design & Management AG; Member of the Supervisory Board of Deutsche Kreditbank AG.

Kunihisa Tachiiri

Associate Director, Matsushita Electric Industrial Co., Ltd., Tokyo, Japan.

Peter Hoffmann

Deputy Chairman. Member of the Works Council of the Heidenheim plant of EPCOS AG.

Konrad Hollerieth

Corporate Director, Sales Europe 2, EPCOS AG.

Hans Lux

Deputy Chairman of the Works Council of the Munich plants of EPCOS AG.

Francis Oppenauer

General Counsel, IG Metall Verwaltungsstelle, Munich; Member of the Representatives' Assembly, BG Feinmechanik und Elektrotechnik; Member of the Management Committee, Labor Office, Munich.

Werner Pietsch

Corporate Director, Overseas Sales, EPCOS AG.

Andreas Strobel

Assistant Authorized Representative, IG Metall, Heidenheim; Member of the Supervisory Board of Voith AG, Voith Paper Verwaltungs-GmbH and Voith Turbo Verwaltungs GmbH.

Compensation paid to the members of the Supervisory Board in fiscal 2002 totaled €280 thousand, as in the previous year. An individualized breakdown is given in the following table.

Pursuant to the Articles of Association, the members of the Supervisory Board received fixed compensation only during the period under review. Individual compensation is calculated according to the period of service as a member, chairman or deputy chairman of the Supervisory Board during the fiscal year (§ 11 Paragraph 2 of the Articles of Association).

COMPENSATION

in €	
Klaus Ziegler Chairman since November 20, 2001	37 260
Jürgen Heraeus, Dr.	20 000
Burkhard Ischler Since November 20, 2001	17 260
Volker Jung, Dr. Chairman until November 19, 2001	5 480
Anton Kathrein, Prof. Dr. Deputy Chairman	30 000
Werner Strohmayr	20 000
Kunihisa Tachiiri	20 000
Peter Hoffmann Deputy Chairman	30 000
Konrad Hollerieth	20 000
Hans Lux	20 000
Francis Oppenauer	20 000
Werner Pietsch	20 000
Andreas Strobel	20 000

Members of the Management Board

Gerhard Pegam

President and Chief Executive Officer. Corporate planning and communications; sales; supervision of the Capacitors, Inductors and Film Capacitors Divisions; Chairman of the Boards of Directors of EPCOS KK, Tokyo, Japan, of EPCOS (China) Investment Ltd., Shanghai, China, of EPCOS (Shanghai) Ltd., Shanghai, China, and of EPCOS Ltd., Hong Kong, China; Member of the Board of Directors of EPCOS Electronic Components S.A., Málaga, Spain.

Wilfried Backes, Dr.

Since April 1, 2002. Information technology, logistics, human resources, organization and internal audit; Chairman of the Boards of Directors of EPCOS Inc., Iselin, New Jersey, USA, and of Crystal Technology, Inc., Palo Alto, California, USA; Member of the Advisory Council, EPCOS do Brasil Ltda., Gravataí, Brazil.

Bodo Lüttge, Dr.

Finance, accounting, legal affairs and investor relations; Vice Chairman of the Board of Directors, EPCOS India Private Limited, Nashik, India; Member of the Shareholders' Committee of EPCOS OHG, Deutschlandsberg, Austria.

Josef Unterlass

Technology and quality, supervision of the Surface Acoustic Wave Components, Ceramic Components, Arresters and Ferrites Divisions; Chairman of the Board of Directors, EPCOS PTE LTD, Singapore; Member of the Shareholders' Committee of EPCOS OHG, Deutschlandsberg, Austria.

Total compensation paid to the Management Board (excluding stock options) amounted to €1713 thousand in the period under review (previous year €2723 thousand). This amount was composed of fixed components totaling €946 thousand (previous year €816 thousand) and performance-related variable components totaling €767 thousand (previous year €1907 thousand). Under the EPCOS stock option plan, members of the Management Board were also granted nontransferable options for shares of EPCOS AG as a compensation component with a long-term incentive. An individualized breakdown of Management Board compensation is given in the following table.

COMPENSATION				STOCK OPTIONS	
in €	Fixed	Variable	Total	Number	Exercise price (€)
Gerhard Pegam	270 000	204 000	474 000	45 000	64.11
Wilfried Backes, Dr.	162 000	244 500	406 500	-	-
Bodo Lüttge, Dr.	304 200	150 240	454 440	35 000	64.11
Josef Unterlass	210 000	168 000	378 000	35 000	64.11

The weighted average fair value of shares at grant date was €25.45 per option.



BUSINESS DEVELOPMENT

50 | EPCOS GROUP
53 | BUSINESS SEGMENTS
60 | INDUSTRIES
63 | REGIONS
64 | RESEARCH AND DEVELOPMENT
65 | EMPLOYEES
66 | ASSETS AND FINANCIAL POSITION
68 | RISK REPORT
70 | OUTLOOK



Deepest recession in the history of electronic components

- Sharp decline in sales year on year
- Savings of about €170 million could not offset price erosion
- Capital expenditure trimmed to 77% of depreciation

Fiscal 2002 was marked by a global economic slump and the aftermath of the boom in 2000. The two events resulted in the severest recession in the history of the electronic components industry. The massive drop in orders for electronic components which had begun in 2001 persisted in 2002, just as adjustment of surplus inventories, with which our customers confronted us back in early 2001. They repeatedly delayed launching new products and placed orders for components on a very short-term basis only. Worldwide overcapacity in our industry led to price erosion on an unprecedented scale.

NEW ORDERS


€ million
1 311
2 426
1 363
1 216
2500
2000
1500
1000
500
0
1999
2000
2001
2002

SALES


€ million
1 141
1 855
1 905
1 312
2000
1500
1000
500
0
1999
2000
2001
2002

Despite the remarkable achievements of our savings program (which cut costs by €170 million), these setbacks combined with a severe contraction of production volume caused earnings before interest and tax (EBIT) to deteriorate by €280 million to minus €72 million.

New orders

The recovery in new orders which seemed to emerge in the first half of 2002 did not continue in the second half. New orders for the fiscal year as a whole thus fell 11% to €1.2 billion (previous year €1.4 billion). All regions except Asia were affected by this trend. New orders rose again in automotive and consumer electronics, but kept falling in the other industries served. Of EPCOS' four business segments, only Surface Acoustic Wave Components posted a rise in orders of 6% year on year.

Sales

Sales fell 31% to €1.3 billion (previous year €1.9 billion). All four business segments, all regions and all industries except automotive electronics were hit by this slump.

Earnings

EBIT dropped to minus €72 million (previous year plus €208 million), mainly because prices in fiscal 2002 were nearly €300 million below the previous year's level while real sales, i.e. sales before price cuts, likewise declined by more than €300 million. We thus lacked the corresponding cover for fixed costs.

Earnings were also burdened by €30 million in restructuring charges, of which €21 million were provisions for further reduction of personnel and €9 million for special write-offs of production equipment no longer required.

Income before tax totaled minus €79 million (previous year plus €206 million), while net income amounted to minus €39 million (previous year plus €149 million). Loss carry-forwards reported as tax assets had a positive effect on the company's tax bill.

In 2002, earnings per share amounted to minus €0.59 (previous year plus €2.28); earnings per share before restructuring costs were minus €0.26.

Our paramount aim is a rapid return to positive earnings. We are therefore focusing more strongly than ever on rigorous cost management. In July 2002, the COMPETE program was launched to augment the cost-cutting measures introduced in 2001 (see page 17). Following the €170 million saved in fiscal 2002, the first phase of COMPETE will cut costs by a similar amount in 2003.


EBIT
€ million
116
336
208
(72)
400
300
200
100
0
-100
1999
2000
2001
2002


NET INCOME (LOSS)
€ million
76
240
149
(39)
250
200
150
100
50
0
-50
1999
2000
2001
2002

CAPITAL EXPENDITURE


€ million
180
353
349
131
350
300
250
200
150
100
50
0
1999
2000
2001
2002

DEPRECIATION AND AMORTIZATION


€ million
103
140
194
172
210
180
150
120
90
60
30
0
1999
2000
2001
2002

Capital expenditure

In response to the changing market situation, capital expenditure was scaled back to €131 million (previous year €349 million) and was thus significantly less than depreciation and amortization. The bulk of spending went to the Capacitors and SAW Components segments, and focused on innovation and streamlining measures. In 2003, capital expenditure will again be significantly lower than depreciation.

Restructuring program stepped up



- All business segments hit by declining sales in 2002
- SAW Components post positive earnings
- Relocation of production to countries with low labor costs extended

All four business segments suffered from the global economic slump in 2002. Enormous price erosion throughout our product spectrum had a devastating impact on sales and earnings. SAW Components was the only segment to post positive earnings before interest and tax (EBIT).

In response to sluggish market demand, we scaled back capital expenditure by more than €200 million to €131 million in 2002. We also stepped up relocation of manufacturing operations to countries with comparatively low labor costs, especially in Asia and Eastern Europe. About half these relocation projects were successfully completed in fiscal 2002 and yielded savings of about €15 million in the same year. Most projects will have been completed by late 2003, in the course of which we anticipate further savings of more than €30 million. The positive impact on our earnings will become more noticeable from month to month.

As all segments relocated manufacturing operations, the proportion of employees in countries with high labor costs was reduced further in fiscal 2002. Whereas 60% of our workforce was employed in high-labor-cost countries in 1998, the figure fell to 40% in 2002 and will be as low as 30% by late 2003. Relocation not only enables us to reduce our manufacturing costs considerably, but also brings us closer to the growing number of customers who are likewise shifting production to low-labor-cost countries. Over the next few years, we will also relocate more and more highly qualified activities in product and process development to low-labor-cost countries. This will not only make EPCOS more attractive to our customers and the local economy, but also reduce our costs even further.

SALES BY BUSINESS SEGMENTS


€ million
2001 2002
642
429
557
384
553
425
157
75
600
500
400
300
200
100
0
Capacitors
Ceramic Components
SAW Components
Ferrites

EBIT BY BUSINESS SEGMENTS


€ million
2001 2002
102
(20)
84
(20)
23
6
0.2
(38)
100
75
50
25
0
-25
-50
Capacitors
Ceramic Components
SAW Components
Ferrites



CAPACITORS

Progress with new capacitor technologies

The Capacitors segment primarily suffered from the crisis in wireline telecommunications and from our customers' inventory adjustments. The relatively high proportion of standard products resulted in above-average price erosion. These factors led to an overall decline in sales of 33% to €429 million (previous year €642 million).


SALES
€ million
369
566
642
429
700
600
500
400
300
200
100
0
1999
2000
2001
2002


EBIT
€ million
10
83
102
(20)
100
75
50
25
0
-25
1999
2000
2001
2002

Business in EMC components and tantalum capacitors was hit hardest by the persistent and severe slump in the wireline telecommunications market. Demand was brisk, on the other hand, for film and aluminum electrolytic capacitors for automotive electronics applications. Demand for components for lighting applications and for power capacitors for electric rail traction was likewise high. Once again, the Capacitors segment accounted for the largest share of total sales: 33% (previous year 34%).

EBIT dropped to minus €20 million in fiscal 2002 (previous year plus €102 million). The segment was burdened by restructuring costs totaling €11 million as well as by severe price erosion.

Capital expenditure was halved to €45 million (previous year €91 million). These funds were largely invested to complete expansion of our production facility in Évora, Portugal. Money was also spent on development of new capacitors and to start up and expand volume production of our tantalum polymer, tantalum multianode and niobium capacitors. During fiscal 2002, major advances were made in launching these innovative products, which are opening up new market opportunities such as computers to us.


CAPITAL EXPENDITURE
€ million
44
79
91
45
105
90
75
60
45
30
15
0
1999
2000
2001
2002



CERAMIC COMPONENTS

Innovations offer significant medium-term growth potential

Like the Capacitors segment, the Ceramic Components segment suffered from the persistent crisis in wireline telecommunications and the high proportion of standard products. Price erosion was above average. Here too, inventory adjustments by many customers lasted well into 2002. Sales therefore fell 31% to €384 million (previous year €557 million).


SALES
€ million
313
519
557
384
700
600
500
400
300
200
100
0
1999
2000
2001
2002

Demand for surge arresters in particular was very thin indeed due to the extremely soft wireline telecommunications market. Demand for


EBIT
€ million
53
103
84
(20)
100
75
50
25
0
-25
1999
2000
2001
2002


CAPITAL EXPENDITURE
€ million
32
78
70
26
105
90
75
60
45
30
15
0
1999
2000
2001
2002

ceramic capacitors, which were exposed to particularly severe price erosion, was likewise relatively slight. This could not be offset by buoyant demand for thermistors, varistors, and ceramic sensors and systems for automotive applications, entertainment electronics and domestic appliances. As in the previous year, Ceramic Components accounted for 29% of total sales.

EBIT of minus €20 million (previous year plus €84 million) was squeezed by startup costs for innovative projects in ceramic modules and piezo actuators as well as by severe price erosion. These are highly promising products in which EPCOS is the pacemaker and will open up significant medium-term growth. Extensive measures have already been taken to improve earnings from both innovations.

Capital expenditure was scaled back severely to €26 million in 2002 (previous year €70 million). Most of these funds were channeled into innovations and streamlining measures.



SURFACE ACOUSTIC WAVE COMPONENTS

Undisputed market leadership, strong competitive edge

Although sales shrank 23% to €425 million (previous year €553 million), the Surface Acoustic Wave (SAW) Components segment still posted positive EBIT of €6 million (previous year €23 million). It managed to do so despite persistent price erosion, one-time charges for restructuring and write-offs totaling €11 million. Accounting for 32% (previous year 29%) of total sales, this segment remains a pillar of our business.

Here EPCOS is benefiting from its outstanding market position. In SAW components for mobile communications and multimedia applications, we remain the undisputed world market leader. In 2002, we also moved up to first place worldwide with our SAW filters and resonators for automotive applications.

Sales declined as demand for SAW filters - which are, for example, used in television sets - receded again after the soccer World Cup in summer 2002. In our experience, Christmas business also failed to revive sales as expected. Mobile communications failed to give consumers any convincing incentives in the form of new services and features that could have boosted sales of handsets substantially. New applications such as Bluetooth and wireless local area networks (WLANs), though certainly on the rise, still did little to improve business in 2002. Now that many new mobile phone models with advanced features and services have been launched, we expect to see positive signals again from this important growth market.


SALES
€ million
352
625
553
425
700
600
500
400
300
200
100
0
1999
2000
2001
2002


EBIT
€ million
58
146
23
6
150
125
100
75
50
25
0
1999
2000
2001
2002

CAPITAL EXPENDITURE


€ million
91
165
161
38
175
150
125
100
75
50
25
0
1999
2000
2001
2002

Capital expenditure was reduced to €38 million in 2002 (previous year €161 million). Extensive completion of our new low-cost manufacturing facilities in 2001 close to local target markets in Singapore and at Wuxi in China made this drastic reduction possible. Systematic implementation of innovation projects accounts for the lion's share of capital expenditure at SAW Components too.



FERRITES

Relocation creates low-cost manufacturing base

SALES


€ million
108
148
157
75
175
150
125
100
75
50
25
0
1999
2000
2001
2002

The Ferrites segment was hit hardest by the crisis in wireline telecommunications. Worldwide overcapacity and the aggressive entry by Chinese manufacturers of ferrite cores into the European consumer electronics industry drastically stepped up price erosion. Sales slumped 52% to €75 million in fiscal 2002 (previous year €157 million). Although the segment gained market share in the lighting systems, consumer electronics and computer businesses, this was not enough to offset the dramatic slump in sales to the telecommunications industry. Ferrites' proportion of total sales thus slipped to 6% (previous year 8%).

Severe price erosion plus relocation costs drove EBIT down to minus €38 million (previous year plus €0.2 million). Relocation of manufacturing operations from Munich to Šumperk in the Czech Republic was successfully completed in fiscal 2002. At the time of going to press, relocation of further operations from France to the Czech Republic and India had been largely completed, giving us a highly competitive, low-cost production base in Šumperk, Czech Republic, and Kalyani, India.

Capital expenditure totaling €13 million (previous year €22 million) was mainly channeled into further expansion of our plants in the Czech Republic and India.

EBIT


€ million
(6)
5
0.2
(38)
10
0
-10
-20
-30
-40
1999
2000
2001
2002

CAPITAL EXPENDITURE


€ million
11
27
22
13
30
25
20
15
10
5
0
1999
2000
2001
2002



Rising sales in automotive electronics growth market

- Economic downturn drives down telecommunications' share of sales
- Consumer and industrial electronics' shares virtually unchanged
- Innovations open up new applications and markets

In fiscal 2002, sales were more evenly distributed among the industries served. The greatest shifts occurred in automotive electronics and telecommunications.

MARKET VOLUME BY INDUSTRIES

in percent for 2002


Consumer
27%
Automotive
10%
Others
13%
€16.5 billion
Telecom
24%
Industrial
26%

SALES BY INDUSTRIES

in percent for 2002


Telecom
32%
Consumer
15%
Automotive
16%
€1.312 billion
Others
17%
Industrial
20%



Automotive electronics' share of total sales thus rose from 11% in the previous year to 16% in fiscal 2002. Despite the overall decline, sales to this industry increased by 2%. Over the next few years, automotive electronics will be the growth industry *par excellence*: market researchers forecast average annual growth rates of 12% up to 2005. This figure is well above the 7% growth forecast for the global market for the product range relevant to EPCOS' portfolio.

EPCOS offers manufacturers of automotive electronic equipment numerous innovations as well as a broad range of established products. For example piezo actuators for modern fuel injection systems, which are presented on page 23. In the medium to long term, there is great interest in our ultracapacitors. These components are used in innovative automotive concepts, such as crankshaft starter generators and hybrid or electric vehicles. We have also developed tantalum capacitors that work reliably even at temperatures up to 175 degrees Celsius. We have thus advanced toward applications in the immediate vicinity of the engine and gearbox that have been barred to these components up till now.

The sustained slump in **telecommunications** dragged down that industry's share of sales to 32% in fiscal 2002 (previous year 38%). Sales fell considerably in absolute terms as well. Mobile communications accounts for more than 80% of our telecommunications sales. Whereas the crisis in wireline telecommunications persists, the mobile phones business revived in late fiscal 2002. We assume that market penetration in Asia will keep increasing and that replacement business will grow as new generations of handsets are launched. This in turn will contribute more and more to future growth. So that the new multifunctional mobile terminals can be manufactured with the compact dimensions to which users are accustomed, we have made rapid advances in miniaturizing electronic components wherever necessary. Here EPCOS offers tantalum capacitors of extremely low-profile design as well as integrated ceramic modules. We also supply highly miniaturized SAW and microwave ceramic filters as well as duplexers for mobile phones.

Consumer electronics' share of total sales remained virtually unchanged at 15% (previous year 14%). The soccer World Cup prompted a temporary recovery in the first half of the year. Christmas business, however, largely failed to provide the expected stimulus to growth. Sales for the year as a whole were significantly lower than in the previous year.

Consumer electronics nevertheless presents attractive growth opportunities in the years ahead. Our NTC sensor probes for temperature measurement, for example, are key components of the electronic controls that are progressively replacing conventional electromechanical switches in washing machines, dryers and refrigerators. Growth opportunities result for EPCOS here not only because more and more white goods are being fitted with these components, but also because EPCOS can offer a growing range of complete sensor systems for electronic controls. This form of forward integration gives us a higher share of value added and likewise helps to improve earnings.


SALES BY INDUSTRIES
€ million
2001
2002
724
415
400
261
209
214
267
200
305
222
700
600
500
400
300
200
100
0
Telecom
Industrial
Automotive
Consumer
Others

In consumer electronics, we also offer innovative capacitor technologies for a growing number of multimedia applications.

Although sales in **industrial electronics** declined considerably in 2002 as a whole, that industry's share of sales fell by only one percentage point to 20%. The economic slump kept capital expenditure on production plant and machinery low - and business sluggish for EPCOS. Demand for our products for power supplies and lighting systems and for our power capacitors for rail traction, on the other hand, had a stabilizing effect on business. The growth anticipated in the years ahead is driven by customer demands for energy savings and more precise control systems. Both demands can be met by variable-speed drives with complex electronic circuitry. EPCOS products are key components of these drives, which can be found in machine tools, pumps and production machinery, for example.

The share of sales accounted for by distributors, which we normally list under **Others** remained stable. Our new niobium, tantalum polymer and tantalum multianode capacitors for more and more powerful PCs and notebooks are opening up the computer industry to us, a market in which we have not been so well represented up till now. The share of sales to the computer industry and electronic manufacturing service providers rose from 7 to 9% year on year.

Strongest market growth expected in Asia



- Asia's share of sales climbs from 19 to 23% year on year
- More than one-third of EPCOS' employees now work in Asia
- Establishment of EPCOS Taiwan Co. Ltd. strengthens sales organization in Asia

All regions were hit by the decline in demand for electronic components in 2002. The economic crisis was most pronounced in Germany and NAFTA. At the same time, our customers kept relocating their manufacturing operations to countries with low labor costs, especially in Asia. Germany's and NAFTA's shares of total sales thus fell by two percentage points each year on year.

Asia's share of total sales rose to 23% in fiscal 2002 (previous year 19%). China, currently the fastest-growing regional market in electronics, nearly doubled its share to 9% in 2002.

With average annual growth of about 8%, Asia will remain the most attractive regional market in the medium term. Of the 12 new factories built since 1995, nine are located in Asia, and 35% of our employees already work in that region. With the establishment of EPCOS Taiwan Co. Ltd. in 2002, we further strengthened our sales organization in Asia. Taiwan is distinguished by high export rates in electronics and a business climate in which innovation can thrive. For EPCOS, it is a strategically important market, especially for expanding business with the computer industry.

SALES BY REGIONS

in percent for 2002


Europe without Germany 39%
Others 5%
NAFTA 9%
Asia Pacific 23%
€1.312 billion
Germany 24%

SALES BY REGIONS

€ million


2001 2002
733 519
486 317
370 301
200 114
116 61
700
600
500
400
300
200
100
0
Europe without Germany
Germany
Asia Pacific
NAFTA
Others

Patent applications up 62%

- R&D projects stepped up
- Intellectual property rights up 39% since 1999
- Strategic relocation of R&D as well as manufacturing cuts costs

Competence in technology and innovative strength remain key factors of success in the electronics industry. Despite the crisis, we consistently pushed our innovation projects in the year under review, but kept R&D expenses of €94 million at the previous year's level. These investments will pay off in years to come. The resulting innovative products will open up a medium-term sales potential of about half a billion euros, laying a solid foundation for future success.

The number of patent applications filed rose 62% against 2001. EPCOS' portfolio of intellectual property rights has increased by 39% since the IPO in 1999.

At our new locations, we are setting up more and more teams for product development as well as manufacturing, all at low labor costs. By doing so, we are not only cutting the cost of highly skilled engineering work, but also stepping up our competence in technology and our local potential and moving nearer to our customers in high-growth markets. This underlines our position as an international development partner.

R&D EXPENSES


€ million
56
82
94
94
100
80
60
40
20
0
1999
2000
2001
2002

INTELLECTUAL PROPERTY RIGHTS


(indexed chart, 1999 = 100)
100
112
123
139
150
125
100
75
50
25
0
1999
2000
2001
2002

Fewer employees in high-labor-cost countries



- 60% of workforce now employed in countries with low labor costs
- Almost twice as many employees in growth market Asia since 1999
- Asian share of value added increased from 17 to 29% in fiscal 2002

In fiscal 2002, the number of employees, at 13 069, remained on a level with the previous year. In high-labor-cost countries, some 1000 jobs were shed. About the same number of jobs was created in Asia, Brazil and Eastern Europe as numerous manufacturing operations were relocated. We thus managed to keep reducing the share of employees in high-labor-cost countries to about 40% - as against 70% five years ago.

To respond swiftly and flexibly to changing market requirements, we make use of subcontractors. As a result of declining demand, these in turn had to reduce their workforces from the peak of 9900 in spring 2001 by 4100. At the same time, EPCOS regained value added which had been outsourced to subcontractors: some 380 employees altogether were transferred from subcontractors to EPCOS, where their work can be done more profitably.

In 2002, the bulk of jobs cut in Western Europe were shed in Germany. All adjustments were made with a minimum of social hardship. Our Heidenheim plant, for example, set up an employment and qualification company for further education and retraining of those affected. Despite the current adverse climate, this facility scored a notable success: about 40% of those who enrolled managed to find new jobs.

Over the past three years, the number of EPCOS employees in the growth markets of Asia nearly doubled. In fiscal 2002, low-labor-cost countries accounted for 45% of our value added as against 32% in the previous year - this figure rose from 17 to 19% in Asia alone. Today, 79% of EPCOS' employees work outside Germany, 46% outside Europe.

EMPLOYEES BY BUSINESS SEGMENTS

At September 30, 2002


Capacitors 4 508
35%
Headquarters 738
6%
SAW Components 2 254
17%
13 069
Ferrites 2 777
21%
Ceramic Components 2 792
21%

EMPLOYEES BY REGIONS

At September 30, 2002


Asia Pacific 4 626
35%
Americas 1 385
11%
Germany 2 703
21%
13 069
Europe without Germany 4 355
33%



Balance sheet and finances in good shape

- Gearing of 44% continues to reflect healthy balance sheet
- Net cash flow already positive in fourth quarter
- No cash burning expected in 2003

EPCOS can keep pointing to solid balance sheet figures.

The net loss for fiscal 2002 and the negative effects of foreign currency transactions by subsidiaries outside Germany caused shareholders' equity to fall to €642 million against €695 million in the previous year. But as we managed to reduce total assets by €74 million at the same time, the equity ratio slipped by just one percentage point to 48%.

BALANCE SHEET STRUCTURE

€ million


655
277
692
625
723
695
702
642
1500
1250
1000
750
500
250
0
1999
2000
2001
2002
Equity
Debt

Gearing, which we calculate as the ratio of financial debt plus pension liabilities less cash and cash equivalents (€285 million) to shareholders' equity (€642 million), rose by nine percentage points to 44%. This new figure speaks for a balance sheet that is as healthy as ever.

The slump in earnings caused net cash provided by operating activities to fall to €84 million (previous year €327 million). A comparable reduction in net cash used in investing activities (previous year €376 million) helped contain the impact of the decline in net cash flow. At minus €45 million, net cash flow for 2002 remained on a par with the previous year's figure, but a positive net cash flow was achieved in the fourth quarter.

Financing

Although financial debt increased to €209 million (previous year €177 million), EPCOS still has ample financial flexibility for future business operations. In the year under review, the company managed to renegotiate the syndicated credit facility and have it topped up to €300 million. This facility had not been tapped by September 30, 2002. In addition, EPCOS had unused bilateral borrowing arrangements totaling €239 million at the same date.

According to our planning figures, capital expenditure will again be significantly lower than depreciation and amortization in the new fiscal year, so that no more cash will be burned in 2003 as a whole. So at present we see absolutely no cause to use the authorization granted at the 2002 Annual General Meeting to issue convertible bonds or increase capital.

Investment grade rating confirmed

In fiscal 2002, Standard & Poor's again confirmed the long-term corporate credit rating of BBB+ first awarded to EPCOS in 2000. The rating agency did, however, revise its outlook from "stable" to "negative" - primarily due to the difficult situation in the electronic components industry, which put pressure on our earnings and drained our financial resources. We are confident that a positive cash flow and an improved balance sheet structure will again qualify EPCOS for a "stable" rating.

KEY DATA

in percent

	2001	2002
Equity ratio	49	**48**
Gearing	35	**44**

NET CASH FLOW

€ million

	2001	2002
Net income (loss)	149	**(39)**
Depreciation and amortization	194	**172**
Other adjustments	9	**(43)**
Change in net current assets	(25)	**(6)**
Net cash provided by operating activities	327	**84**
Net capital expenditures	(346)	**(126)**
Acquisitions	(30)	**(3)**
Net cash used in investing activities	(376)	**(129)**
Net cash flow	(49)	**(45)**

Risk management system again proves reliable

- Second cost-cutting program to yield further savings of €170 million in 2003
- No liquidity risks
- Foreign exchange risks under control

As audited by KPMG Deutsche Treuhand AG, the risk management system operated by EPCOS complied with the requirements of § 91 Paragraph 2 of the German Stock Corporation Act and fulfilled its intended function in fiscal 2002 as well.

Difficult as fiscal 2001 had been, our risk management system was put to an even tougher test in 2002. Back in the second quarter of 2001, we had promptly responded to the dramatic change in the economic climate by launching a large-scale cost-cutting program. Most of the measures adopted were implemented on schedule.

In July 2002, we added a second cost-cutting program. This includes restrictions on capital expenditure, further reductions in procurement costs and the accelerated transfer of the workforce from high to low-labor-cost countries. In the fourth quarter of fiscal 2002, however, this initially resulted in a one-time charge against earnings of €21 million for personnel restructuring. Other key items on the cost-cutting agenda are rationalization, continuous improvement of processes, and higher yields in manufacturing. We expect the second cost-cutting program to yield further savings of about €170 million in fiscal 2003.

Financial and foreign exchange risks

1. Interest and liquidity risks

As explained on page 66, the company has ample credit facilities at its disposal that rule out any liquidity risks.

As most funds borrowed were only required for a very short period and interest rates remained stable, the company did not use derivative financial instruments to reduce interest rate risks in fiscal 2002 either.

2. Foreign exchange risks

Foreign exchange risks arising from our global business activities are constantly recorded and monitored by our central foreign exchange management system. Most of these items are denominated in US dollars ($), Japanese yen (¥) and Singapore dollars (S$). Using appropriate instruments, our financial experts hedge net amounts in various currencies for three-month periods. We operate a value-at-risk model to monitor risks resulting from foreign exchange items outstanding.

The table *Sensitivity to exchange rates in 2003* indicates the strain that a 15% upward revaluation of the euro in 2003 would impose. This calculation takes account of contracts to cover operative foreign exchange risks concluded up to December 31, 2002.

SENSITIVITY TO EXCHANGE RATES IN 2003

€ million

	$	¥	S$
Net foreign exchange exposure	61	(83)	(26)
Result of 15% revaluation of the euro[1]	(8)	11	3

[1] Impact on net cash flow adjusted for forward foreign exchange contracts

Net assets tied up in our foreign subsidiaries are not protected against exchange rate fluctuations. Valuation differences between balance sheet dates directly affect shareholders' equity.

Risk forecast

The outlook that follows explains the risks posed by the market environment and competition, and the expected impact on our business in fiscal 2003. There are at present no legal risks such as contract errors or claims for damages, no IT-related risks or other risks which threaten the continuing existence of EPCOS.

Return to growth

- Automotive electronics and growth region Asia to spur recovery most
- Further normalization of customer inventories, less severe price erosion
- Positive EBIT and positive cash flow expected for 2003

In the wake of the massive economic downturn of 2002, we assume that the global market for the product range relevant to EPCOS will grow at an average rate of 7% per annum up to 2005. Of the industries and regions served, we see automotive electronics and Asia as the strongest growth drivers respectively.

We nevertheless expect the global economy to remain sluggish in 2003 and to impact our markets accordingly. New competitors from Asia are forcing their way into the market with dumping prices. Continuing normalization of our customers' inventories, on the other hand, will have a positive impact on business.

To sum up, we expect moderate sales growth, positive EBIT and a positive cash flow for the year as a whole in fiscal 2003.

There are five reasons for this confidence:

1. EPCOS has weathered the worst downturn in the history of the electronic components industry while maintaining full financial flexibility.

2. We continue to operate in markets that will again offer attractive growth opportunities.

3. We have a strong competitive position in many markets.

4. We expect less severe price erosion than in the previous year.

5. We have improved our cost position and will take further action to identify and implement cost-cutting measures.

2003 will be a year of transition from the dramatic downturn of 2002 back to phases in which EPCOS can again post growth rates and margins similar to those achieved in normal business cycles in the past.



CONSOLIDATED FINANCIAL STATEMENTS

72 MANAGEMENT REPORT

75 SUPPLEMENTARY INFORMATION ON ACCOUNTING METHODS

79 INDEPENDENT AUDITORS' REPORT

80 STATEMENTS OF OPERATIONS

81 BALANCE SHEETS

82 SHAREHOLDERS' EQUITY

83 STATEMENTS OF CASH FLOWS

84 NOTES

119 PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

Management report on the financial statements of EPCOS AG, Munich, for the year ended September 30, 2002

General

EPCOS AG, Munich, ("EPCOS") has been a publicly traded company since October 15, 1999. Its shares are listed on all German stock exchanges and on the New York Stock Exchange. At September 30, 2002, each of the former joint venture partners Siemens AG and Matsushita Electronic Components (Europe) GmbH held 12.5% plus one share.

EPCOS' business is to develop, manufacture and market passive electronic components. These are integral and indispensable parts of most electrical and electronic products. EPCOS focuses on the fastest-growing and technologically most sophisticated markets.

Business development

Development of business in fiscal 2002 was marked by a global economic downturn as well as the aftermath of the boom of 2000. Surplus inventories were still left in the entire supply chain, and component manufacturers suffered from excess capacity. As a result, the industry experienced a severe recession. Price erosion was unprecedented. Group sales declined by 31% year on year. The cost-cutting program launched in 2001 to respond to changing market conditions was unable to compensate for the charges against earnings caused by the decline in sales volume and by price erosion. Both EPCOS AG and the EPCOS Group thus posted negative earnings before tax. In the past fiscal year, an additional cost-cutting program was launched, and further manufacturing operations were relocated to countries with low labor costs, especially in the Asian growth market. An impairment loss was recognized for production equipment no longer used by the Singaporean subsidiary. Contrary to the trend, sales in automotive electronics rose slightly and now account for 16% of total sales. The sustained slump in telecommunications dragged down that industry's share of sales while those of the other industries served remained virtually unchanged.

All regions were hit by declining sales. Demand in Germany and NAFTA was particularly disappointing. Sales in Asia declined less sharply, so that this region's share of group sales rose from 19 to 23% year on year.

The Capacitors and Ceramic Components segments suffered from the crisis in wireline telecommunications and inventory adjustments by customers, which lasted well into fiscal 2002.

The relatively high share of standard products in these segments led to above-average price erosion. Business in automotive electronics, domestic appliances and entertainment electronics, on the other hand, had a stabilizing effect. The contribution made by the Ceramic Components segment is normally reported in the stand-alone financial statements of EPCOS AG as investment income, since most of these products are manufactured by EPCOS OHG, a wholly owned subsidiary in Deutschlandsberg, Austria. In the past fiscal year, this subsidiary's earnings were negative and it made no contribution to the earnings of EPCOS AG.

Despite market weakness, the Surface Acoustic Wave Components segment posted positive earnings before interest and tax. The segment benefited from its position as world leader in SAW components for mobile communications and multimedia applications. Some of its products are manufactured by the wholly owned subsidiary EPCOS PTE Ltd. in Singapore. The stand-alone financial statements of EPCOS AG include a dividend of €55 million in investment income.

In the Ferrites segment, the dramatic decline in demand in wireline telecommunications in particular halved net sales year on year. Worldwide overcapacity and the aggressive entry of Chinese manufacturers into the European market led to low capacity utilization and drastic price erosion.

Capital expenditure and investments

Capital expenditure and investments decreased by €245 million to €134 million year on year. Besides capital expenditure for the manufacture of new products, funds were channeled into rationalization projects. These expenditures primarily concerned the Capacitors and Surface Acoustic Wave Components segments and, to a lesser extent, Ceramic Components and Ferrites.

Research and development

Research and development expenses in the EPCOS Group totaled €94 million, equivalent to 7% of sales. Spending again focused on development of new products, ongoing development of existing products, and improvements to production processes.

Earnings, assets and financial position

Reduced capacity utilization, price erosion resulting from worldwide overcapacity and one-time restructuring charges led to a deterioration of earnings from operating activities.

The key balance sheet figures at September 30 are listed in the following table.

KEY BALANCE SHEET FIGURES

€ million

	EPCOS Group (US GAAP)			EPCOS AG (HGB)		
	2002	Change in %	2001	2002	Change in %	2001
Total assets	1 344	(5)	1 418	779	(6)	832
Shareholders' equity	642	(8)	695	334	(11)	373
Equity ratio	48%		49%	43%		45%
Fixed assets	846	(1)	851	378	(7)	406
Ratio of fixed to total assets	63%		60%	48%		49%

Cash flows from operating activities and cash used in investing activities resulted in a negative cash balance of minus €45 million, despite a strong reduction in investing activity. Cash flows from current operating activities declined principally due to the loss for the year but also due to tax and employee severance payments that were accrued for in the previous fiscal year. After an increase in third-party financing, liquid funds were reduced by €6 million to €32 million.

Human resources

At September 30, 2002, the number of employees worldwide totaled 13 069 and was virtually unchanged from the previous year's figure of 12 993. While the payroll of EPCOS AG decreased by 25% from 3509 in the previous year to 2623 at September 30, 2002, the workforce in Asia and Eastern Europe increased correspondingly.

Risks

EPCOS is exposed to cyclic variations in the industries in which its customers operate. Excess capacity on the market steps up price pressure. The resulting risks to sales and earnings became evident in the past fiscal year and must be anticipated in the future as well. As EPCOS primarily operates in markets subject to rapid technological change, there is also the danger that the Company might not react quickly enough to new market trends, thus losing market share.

Using a comprehensive risk management system, EPCOS constantly monitors these risks and takes any corrective action required.

Outlook

EPCOS does not expect any noteworthy economic recovery in fiscal 2003. Competition will remain fierce. Customer inventories have now returned to normal levels, which will have a positive impact on business. Price erosion is expected to be less severe in 2003, because there is no room left for further price reduction in the components industry. COMPETE (cost management, process excellence, time efficiency) - our second cost-cutting program launched in summer 2002 - and the increasing impact of relocation of production to low-labor-cost countries during the fiscal year are expected to yield further substantial cost savings. New products will contribute distinctly more to sales. We therefore expect moderate growth in sales and positive earnings for fiscal 2003 on the whole.

Supplementary information on the Notes to the Consolidated Financial Statements pursuant to § 292a HGB

As permitted under § 292a of the German Commercial Code (*Handelsgesetzbuch*, HGB), EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP). The company is thus released from the obligation to prepare consolidated financial statements in accordance with § 290 et seq. HGB. The release under § 292a HGB may be applied if accounting, valuation and consolidation methods varying from those applicable under German law are disclosed.

Information required under § 292a (2) No. 4b HGB

Whereas German law emphasizes the principles of prudence and protection of creditors, US GAAP attaches greater importance to the provision of information to present and prospective investors. This divergent viewpoint results in a series of presentation and valuation differences between the regulations applied under German commercial law to the financial statements of EPCOS AG and the US GAAP regulations applying to the consolidated financial statements. These will now be explained in greater detail as prescribed by § 292a (2) No. 4b HGB.

Classification regulations

Classification of the balance sheet under US GAAP is based on the liquidity of the items concerned, the most liquid items being presented first. Assets and liabilities are generally broken down into current and long-term items. The classification matrix prescribed by § 266 HGB, on the other hand, requires limited companies to disclose their assets separately as fixed and current assets. The liabilities side of the balance sheet is primarily broken down into shareholders' equity and non-equity funds.

Internally generated intangible assets

US GAAP requires capitalization of certain internally generated intangible assets, such as computer software under defined conditions. German commercial law prohibits the capitalization of internally generated intangible fixed assets under § 248 (2) HGB.

Goodwill

As a result of adopting Statement of Financial Accounting Standard ("SFAS") No. 142 *Goodwill and Intangible Assets*, goodwill is no longer subjected to regular amortization under US GAAP, but reviewed for impairment at least annually or when circumstances indicate possible impairment. Contrary to US GAAP, capitalized goodwill according to § 255 (4) HGB or § 301 HGB is amortized at least at a quarter of each following fiscal year or regularly amortized over the expected useful periods or according to § 254 HGB in conjunction with § 5 (1) sentence 2 of the German Tax Code (*Einkommensteuergesetz*, EStG) amortized over 15 years.

Capitalization of interest on borrowings for assets under construction

Interest incurred during the construction of property, plant and equipment must be capitalized for the purposes of US GAAP. Its recognition is generally prohibited by German commercial law. Exceptions exist where loans are used to finance new assets with a longer construction period.

Composition of cost of production

Cost of production is defined by US GAAP as the full costs relating to production. In addition to direct material and labor costs and special direct production costs, indirect material and production costs must also be included in the cost of production. Administrative expenses are also to be included if they are directly related to the creation of the products to be valued. Inclusion of indirect material and production costs and administrative expenses is optional under German commercial law. This generally results in differing overhead mark-up rates for HGB and US GAAP.

Financing lease agreements

Lease obligations are capitalized in certain circumstances under US GAAP. The capitalized lease obligations are depreciated over the useful life of the lease obligation for the business or the leasing period, whichever is shorter. Payment obligations relating to such leases are recorded as liabilities at their present value. In accordance with HGB principles, lease obligations may also be capitalized under certain circumstances. However, the criteria applied under HGB are different to those under US GAAP.

Deferred taxes

In accordance with German accounting principles, deferred tax claims resulting from loss carryforwards may not be reported in the balance sheet, because expected tax savings may not be capitalized before they have been realized. Under US GAAP, such deferred tax repayment claims are generally reported and have to be evaluated with regard to the probability or improbability of the respective tax losses being used. The result of this analysis can result in an allowance against the carrying value of the deferred tax asset. Capitalization of deferred tax assets in financial statements is optional under German commercial law, but mandatory under US GAAP.

Allowance for doubtful accounts

Allowance for doubtful accounts in accordance with US GAAP and HGB varies primarily in that US GAAP only permits general allowances to be made on the basis of past experience.

Purchase of treasury shares for transfer to employees

In accordance with US GAAP, treasury shares must be openly deducted from shareholders' equity. Under German commercial law, such shares must be capitalized and reported separately under current assets. A reserve for such shares has to be set up in the same amount in shareholders' equity. The difference between the preferential price and the purchase price incurred by the company leads to personnel expenses under German commercial law at the transfer date. Under US GAAP, the amount recorded as personnel expenses is based on the benefit granted to employees at the grant date.

The difference between the purchase price incurred by the company and the market value of these shares at the date of transfer to employees is accounted for as affecting net income in HGB and shown under additional paid-in capital as not affecting net income in US GAAP.

Special reserve with an equity portion

US GAAP does not provide for a special reserve with an equity portion, because such a reserve results from measures adopted purely for tax purposes. A special reserve can be set up under German commercial law in accordance with the principle that such a reserve must be reported in the statutory balance sheet according to § 5 (1) sentence 2 EStG in order to be recognized for tax purposes.

Pension accruals and accruals for service anniversary awards

These accruals are calculated for US GAAP purposes on the basis of the Projected Unit Credit Method. The yardstick for measuring the defined benefit pension obligations is the Projected Benefit Obligation. The PBO is the present value of the pension rights earned as of the valuation date. The method takes into account current country-specific interest rates derived from the long-term capital market, future probable rates of salary increases and probable pension increases.

In contrast, the calculation in accordance with German commercial law is carried out on the basis of the present value method, whereby among other things, probable future salary and pension increases are not taken into account. For tax purposes, pension accruals are reported at their so-called partial value. The rules under German commercial law and US GAAP for pension accruals similarly apply to accruals for service anniversary awards.

Other accrued liabilities

US GAAP only requires the creation of accrued liabilities in the event of an obligation to third parties. In contrast to German commercial law, so-called accruals for future expenses are prohibited.

According to US GAAP, provisions for contingent liabilities may only be made if it seems probable that the liability will materialize and the amount of liability can reasonably be estimated. According to German accounting standards, accruals may also be made when utilization thereof is sufficiently probable.

Accounting for derivatives

Under German commercial law, derivative financial instruments, as uncompleted transactions, are only recognized in the balance sheet if their valuation as of the balance sheet date indicates the threat of a loss. Under US GAAP, these derivatives are recorded as of the balance sheet date at their fair value.

Conversion of foreign currencies

According to US GAAP, accounts receivable and liabilities in foreign currencies are converted at the rate prevailing at the balance sheet date. Unrealized profits and losses are anticipated. According to German standards, foreign currency accounts receivable are accounted for according to the lowest value principle and foreign currency liabilities according to the "highest value principle". This means that only unrealized losses are anticipated, whereas unrealized profits from currency rate developments remain unaccounted for at the balance sheet date.

According to US GAAP, when subsidiaries' annual financial statements in foreign currencies are converted for inclusion in the consolidated financial statements, the concept of functional currency is applied. According to this concept, the modified closing rate method is applied to convert financial statements of autonomous subsidiaries. If the functional currency of the subsidiary is its local currency, foreign currency differences are shown as a separate component of equity. In the preparation of the consolidated financial statements according to the German accounting principles, subsidiaries' annual financial statements in foreign currencies are converted using rates prevailing at the balance sheet date.

Capital consolidation

Under US GAAP, business combinations are carried out in practice by means of a revaluation in proportion to the participating interest held under the *purchase* method. Assets (including intangible assets) and liabilities have to be shown at their current market value as of the acquisition date in the amount attributable to the participating interest held by the purchaser. After offsetting the investment book value against the proportionate equity that results after revaluation, the remaining difference is capitalized as *goodwill.*

German commercial law provides the option to apply either the book value method or the revaluation method. Under the book value method, capital is consolidated by offsetting the book value of the investments against the proportionate equity interest in these investments at acquisition date that results from comparing book values of assets and liabilities. Unrealized gains and losses may only be taken into account in the amount of the difference between the book value of the participating interest and the group share of equity of the investment that has been offset. Under the revaluation method, unrealized gains and losses are taken into account from the outset, as is the case in US GAAP. Contrary to US GAAP, however, unrealized gains and losses may only be taken into account, regardless of the proportionate holding, up to and not exceeding the cost of the shares acquired relating to that proportionate holding. Any remaining difference is to be capitalized as goodwill under intangible assets and, in contrast to US GAAP, amortized over the useful economic life.

Under US GAAP, capital owned by minority shareholders is reported under non-equity funds, under HGB it is disclosed as part of equity with an appropriate description.

Consolidated statements of income

For US GAAP, the consolidated statements of income are prepared in accordance with the cost of sales format. Under HGB the type of expenditure format is also permitted.

Independent auditors' report

To the Supervisory Board and Shareholders of EPCOS AG

We have audited the accompanying consolidated balance sheets of EPCOS AG and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years ended September 30, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EPCOS AG and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years ended September 30, 2002, 2001 and 2000 in conformity with generally accepted accounting principles in the United States of America.

Munich, Germany, November 20, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Berger Dr. Kreher
Independent auditors

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended September 30, 2002, 2001 and 2000 (€ thousand, except per share data)

	Note	2002	2001	2000
Net sales				
Third parties		**1 075 521**	1 459 262	880 124
Related parties	8	**236 227**	446 068	975 271
Total net sales		**1 311 748**	1 905 330	1 855 395
Cost of goods sold	8	**1 148 289**	1 440 325	1 320 712
Gross profit		**163 459**	465 005	534 683
Research and development expenses	8	**94 028**	93 686	81 765
Marketing and selling expenses	8	**134 240**	141 540	102 330
General and administrative expenses	8	**12 698**	15 733	20 650
		240 966	250 959	204 745
Operating income (loss)		**(77 507)**	214 046	329 938
Interest income		**1 745**	4 642	3 075
Interest expense	8	**(8 226)**	(6 846)	(9 163)
Foreign exchange gains (losses), net		**(4 236)**	(7 553)	4 951
Other income, net	8,12	**10 072**	1 566	808
Share of net gains (losses) of unconsolidated affiliates		**(386)**	(122)	598
Income (loss) before income taxes and minority interest		**(78 538)**	205 733	330 207
Provision for income taxes	13	**40 054**	(55 942)	(90 095)
Minority interest		**(16)**	(1 154)	(148)
Net income (loss)		**(38 500)**	**148 637**	**239 964**
Basic and diluted earnings (loss) per share	14	**(0.59)**	2.28	3.68

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

As of September 30, 2002 and 2001 (€ thousand, except share data)

	Note	2002	2001
ASSETS			
Current assets			
Cash and cash equivalents		**31 707**	37 734
Accounts receivable, net	3, 8	**194 283**	233 807
Inventories, net	4	**208 261**	237 843
Prepaid expenses and other current assets		**53 485**	43 335
Deferred income taxes	13	**9 719**	13 682
Total current assets		**497 455**	566 401
Property, plant and equipment, net	5	**737 132**	802 803
Intangible assets, net	5, 20	**35 202**	24 879
Deferred income taxes	13	**56 407**	7 113
Other assets	5	**17 395**	16 540
Total assets		**1 343 591**	**1 417 736**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	8	**135 952**	145 892
Accrued expenses and other current liabilities	6	**181 532**	228 745
Short-term borrowings	7	**126 364**	109 785
Current portion of long-term debt	7	**17 332**	17 103
Deferred income taxes	13	**9 336**	5 520
Total current liabilities		**470 516**	507 045
Long-term debt, excluding current installments	7	**65 507**	49 659
Pension liabilities	15	**107 350**	100 923
Deferred income taxes	13	**12 045**	12 380
Other liabilities		**44 021**	49 308
Minority interest		**1 974**	3 164
Total liabilities		**701 413**	722 479
Commitments and contingencies	18		
Shareholders' equity	9		
Share capital – 78 320 000 shares authorized, 65 300 000 shares issued and 65 275 000 outstanding for 2002, 65 300 000 shares issued and outstanding for 2001		**65 300**	65 300
Additional paid-in capital		**255 225**	255 356
Retained earnings		**350 538**	389 038
Accumulated other comprehensive loss		**(28 007)**	(14 437)
Treasury shares at cost (25 000 shares for 2002, nil shares for 2001)	10	**(878)**	-
Total shareholders' equity		**642 178**	695 257
Total liabilities and shareholders' equity		**1 343 591**	**1 417 736**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the years ended September 30, 2002, 2001 and 2000 (€ thousand)

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders' equity
Balances as of September 30, 1999	**62 000**	**161 828**	**65 710**	**(12 943)**	**-**	**276 595**
Comprehensive Income:						
Net income	-	-	239 964	-	-	239 964
Currency translation adjustment	-	-	-	12 540	-	12 540
Total comprehensive income						252 504
Issue of share capital	3 300	94 523	-	-	-	97 823
Capital contributions from minority shareholders	-	284	-	-	-	284
Purchase of treasury stock	-	-	-	-	(4 136)	(4 136)
Sale of treasury stock	-	(969)	-	-	2 756	1 787
Balances as of September 30, 2000	**65 300**	**255 666**	**305 674**	**(403)**	**(1 380)**	**624 857**
Comprehensive Income:						
Net income	-	-	148 637	-	-	148 637
Currency translation adjustment	-	-	-	(14 034)	-	(14 034)
Total comprehensive income						134 603
Cash dividends	-	-	(65 273)	-	-	(65 273)
Purchase of treasury stock	-	-	-	-	(1 093)	(1 093)
Sale of treasury stock	-	(310)	-	-	2 473	2 163
Balances as of September 30, 2001	**65 300**	**255 356**	**389 038**	**(14 437)**	**-**	**695 257**
Comprehensive Loss:						
Net loss	-	-	**(38 500)**	-	-	**(38 500)**
Currency translation adjustment	-	-	-	**(13 363)**	-	**(13 363)**
Unrealized losses on securities	-	-	-	**(207)**	-	**(207)**
Total comprehensive loss						**(52 070)**
Purchase of treasury stock	-	-	-	-	**(2 072)**	**(2 072)**
Sale of treasury stock	-	**(131)**	-	-	**1 194**	**1 063**
Balances as of September 30, 2002	**65 300**	**255 225**	**350 538**	**(28 007)**	**(878)**	**642 178**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 30, 2002, 2001 and 2000 (€ thousand)

	2002	2001	2000
Cash flows from operating activities			
Net income (loss)	**(38 500)**	148 637	239 964
Adjustment to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	**171 570**	193 900	139 589
Provision for doubtful accounts	**182**	2 842	4 392
Loss on sale of property, plant and equipment	**98**	1 139	222
Share of net losses (gains) of unconsolidated affiliates	**386**	122	(598)
Minority interest	**16**	1 154	148
Deferred income tax	**(44 101)**	3 123	6 716
Stock-based compensation	**313**	691	504
Changes in assets and liabilities, excluding effects of acquisitions			
Decrease (Increase) in accounts receivable	**37 725**	37 813	(66 973)
Decrease (Increase) in inventories	**21 893**	(10 886)	(48 725)
Decrease (Increase) in prepaid expenses and other current assets	**(13 063)**	11 589	(17 491)
(Decrease) Increase in accounts payable	**(9 439)**	(76 511)	100 063
(Decrease) Increase in accrued expenses and other current liabilities	**(43 438)**	(5 251)	113 448
Increase in other assets	**(1 917)**	(1 815)	(703)
Increase in pension liabilities	**6 827**	6 942	6 350
(Decrease) Increase in other liabilities	**(4 301)**	13 560	13 596
Net cash provided by operating activities	**84 251**	**327 049**	**490 501**
Cash flows from investing activities			
Proceeds from sale of equipment	**4 793**	2 802	2 723
Net decrease in financial receivables from Siemens	**-**	-	55 462
Net decrease (increase) in financial receivables from third parties	**-**	50	(50)
Acquisitions of businesses, net of cash acquired	**(2 813)**	(30 085)	(2 700)
Capital expenditures	**(131 540)**	(348 913)	(351 007)
Dividends from (Investments in) unconsolidated affiliates	**(127)**	248	(518)
Net cash used in investing activities	**(129 687)**	**(375 898)**	**(296 090)**
Cash flows from financing activities			
Net decrease in financial liabilities to Siemens	**-**	(30)	(162 385)
Net increase (decrease) in short-term borrowings	**26 096**	63 715	(24 894)
Extinguishment of long-term debt	**-**	-	(34 771)
Proceeds from issuance of long-term debt	**39 434**	8 867	15 661
Principal payments on long-term debt	**(21 753)**	(11 639)	(14 307)
Principal payments under capital lease obligations	**(517)**	(435)	(109)
Cash dividends	**-**	(65 273)	-
Capital distribution from minority shareholders	**-**	-	284
Issue of share capital	**-**	-	97 823
Purchase of treasury stock	**(2 072)**	(1 093)	(4 136)
Sale of treasury stock	**663**	1 472	1 283
Net cash provided by (used in) financing activities	**41 851**	**(4 416)**	**(125 550)**
Effect of exchange rate changes on cash and cash equivalents	**(2 442)**	(1 077)	755
Net increase (decrease) in cash and cash equivalents	**(6 027)**	(54 342)	69 616
Cash and cash equivalents at beginning of year	**37 734**	92 076	22 460
Cash and cash equivalents at end of year	**31 707**	**37 734**	**92 076**

See Notes to Consolidated Financial Statements

EPCOS AG – Notes to Consolidated Financial Statements

For the years ended September 30, 2002, 2001 and 2000

1. Description of the Company and Basis of Presentation

EPCOS AG (the "Company") is a leading producer and supplier of passive electronic components with headquarters in Munich, Germany. The Company has research and design centers and manufacturing facilities in Europe, Asia and the Americas, and a worldwide sales network. Passive electronic components are used in all types of electronic circuitry. The Company designs its product offerings to meet the needs of its principal customer groups, such as the automotive, consumer and industrial electronics industries and the information technology industry. Customers consist of equipment manufacturers and other companies that make modules or subsystems for equipment manufacturers, and distributors.

The core of the Company was Siemens Matsushita Components, a former fifty-fifty joint venture (the "Joint Venture") formed in 1989 by Siemens AG ("Siemens") on the one part, and Matsushita Electric Industrial Co., Ltd. and Matsushita Electronic Components Co., Ltd. ("Matsushita") on the other. Siemens Matsushita Components consisted of a limited partnership named Siemens Matsushita Components GmbH & Co. KG (the "Limited Partnership") and Siemens Matsushita Components Verwaltungsgesellschaft mbH ("S+M GmbH"), the general partner of this limited partnership, as well as all of their subsidiaries. After reorganizing the Company and in preparation for an initial public offering, S+M GmbH converted to a German stock corporation (*Aktiengesellschaft*, AG) and changed its Company name to EPCOS AG on September 2, 1999.

After the IPO in October 1999, and after the public sale of shares of EPCOS AG, Siemens and Matsushita each hold 12.5% plus one share of the Company's outstanding share capital.

The below mentioned contribution of the Limited Partnership and the transfer by Siemens of certain subsidiaries and assets to S+M GmbH were made under the terms and conditions of a contribution agreement between Siemens and Matsushita effective July 1, 1999. The contribution of the Limited Partnership represented a transfer between entities under common control and did not result in any change in ownership as all shares were exchanged between shareholders in direct proportion to their existing ownership. The transfer of certain subsidiaries and assets by Siemens represented the transfer of assets to a joint venture by a joint venture partner. Accordingly, all such transactions have been accounted for at historical book value.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

All significant companies over which the Company has legal and effective control are consolidated in accordance with US GAAP.

Acquisition price is offset against group share of equity as at the acquisition date.

All significant intercompany balances and transactions as well as all significant intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

(b) Investments in Unconsolidated Affiliates

Businesses over which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are recorded in the consolidated financial statements using the equity method of accounting.

(c) Consolidated Group

The consolidated financial statements include all material domestic and foreign subsidiaries which EPCOS AG directly or indirectly controls. As of September 30, 2002, 2001 and 2000, the following number of companies were consolidated alongside EPCOS AG:

	2002	2001	2000
Consolidated			
Domestic	**2**	2	2
Foreign	**26**	25	20
	28	27	22
At Equity	**1**	1	2
	29	**28**	**24**

The consolidated financial data for these companies is derived from their individual financial statements as of September 30 of each respective year.

Refer to Note 20 for changes in the companies included in the consolidated financial statements. Comparability of the consolidated financial statements with the prior year has not been impacted by these changes.

(d) Cash Equivalents

For the purpose of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. These include both bank balances as well as short-term deposits with a maturity of three months or less as at the date of deposit.

(e) Inventories

Inventories are stated at the cost of acquisition or production or at the market price, in consideration of the "lower-of-cost-or-market-principle". The cost of production is principally determined by the weighted average method and comprises direct material and labor costs plus applicable manufacturing overheads, including depreciation charges.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Cost includes major expenditures for improvements and replacements that extend useful lives or increase capacity and also includes interest costs associated with construction in progress. Maintenance and repairs are charged directly to expense as incurred. Renewal or improvement costs are capitalized, insofar as they enhance the value of the related asset. On disposal, historical acquisition or production costs and accumulated depreciation are written off, and the difference between this net book value and the disposal proceeds is recorded in the income statement as a gain or loss.

Depreciation for all foreign subsidiaries is computed on the straight-line method. For the German group companies, depreciation for assets acquired in fiscal 2000 or earlier is computed on either the straight-line method or the declining balance method if the declining balance method resulted in higher depreciation over the estimated useful lives of the assets. Additions after October 1, 2000, are depreciated using the straight-line method only consistent with the foreign subsidiaries. Differences arising from this change are not significant.

In general, the estimated useful lives of depreciable assets are assigned as follows:

Buildings and improvements to rented property	5 to 50 years
Machinery and other equipment	5 to 10 years
Other assets, office fixtures and fittings	3 to 5 years

(g) Equipment under Capital Leases

The Company leases some of its office equipment under capital lease agreements. The assets and liabilities under capital leases are recorded at the present value of aggregate future minimum lease payments or at the fair value of the assets leased, whichever is lower. Assets under capital leases are amortized over the lease term or useful life of the asset, whichever is shorter.

(h) Intangible Assets

Intangible assets are carried at acquisition cost net of accumulated amortization, calculated under the straight-line method over the respective useful life of the asset.

Intangible assets other than goodwill, which is the excess of purchase price over fair value of net assets of companies acquired, consist of customer lists, patents and licenses. Patents are amortized over the term of the patent. Customer lists are amortized over 10 years. Licenses are amortized over the term of the licensing agreement.

As from October 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142 *Goodwill and Intangible Assets,* whereby goodwill is no longer subjected to regular amortization. The goodwill allocated to business units will be reviewed at least annually or when circumstances indicate potential impairment and, if necessary, be written down to fair value. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 15 years.

(i) Impairment of Long-lived Assets

The Company reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or group of assets, with future net cash flows expected to be generated by the asset, or group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally either based on appraised value or measured by discounted estimated future net cash flows. Considerable management judgement is necessary to estimate discounted future net cash flows. Accordingly, actual results could vary significantly from such estimates.

(j) Revenue Recognition

Revenue from sales is recognized when products are shipped and title passes, net of discounts, customer bonuses and rebates granted.

The SEC has issued Staff Accounting Bulletin ("SAB") No. 101 *Revenue Recognition in Financial Statements*. SAB No. 101 deals with the treatment of revenue recognition, presentation and disclosure in financial statements which are to be submitted to the SEC. The initial application of SAB No. 101 beginning on October 1, 2000, had no effect on the Company's financial position, results of operations or cash flows.

(k) Other Product-related Costs

Research and development costs and marketing and selling expenses are expensed as incurred. Provisions for estimated warranty costs are recorded at the time the related sales are recognized and periodically adjusted to reflect actual experience.

(l) Income Taxes

Income taxes are calculated using the *asset and liability method* in accordance with the provisions of SFAS No. 109 *Accounting for Income Taxes*. All liabilities or claims relating to taxes on earnings, capital and property arising during the fiscal year are reflected in the consolidated financial statements pursuant to the relevant tax laws applicable to the individual companies. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are computed using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Financial Instruments and Risk Management

Derivative financial instruments are utilized by the Company in principle to reduce foreign exchange rate risks. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company enters into forward foreign exchange contracts to reduce its exposure to certain risks inherent within its business, based on forecast foreign currency transaction exposures. The notional amounts of these forward contracts are not recorded in the consolidated financial statements. The Company purchases foreign exchange option contracts to limit potential losses from adverse exchange rate movements on foreign currency transactions and utilizes cross-currency swap agreements in order to reduce risks on financing in foreign currencies.

The Company adopted SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137 and No. 138 on October 1, 2000. The initial application of SFAS No. 133 had no material impact on the balance sheets, income statements or cash flows of the Company. SFAS No. 133 requires that all derivative financial instruments, including those which are embedded in other contracts, be recorded in the balance sheet at fair value. The market value of the derivative financial instruments is recorded as other current assets or other current liabilities. The Company has not designated any of its derivative financial instruments as "hedges" within the meaning of SFAS No. 133. Accordingly, all changes in market value of the derivative financial instruments are taken through the consolidated income statement. The market value of the financial instruments including derivatives are disclosed in Note 17.

Prior to adoption of SFAS No. 133, gains or losses on forward contracts were also booked to currency gains and losses and included in determining net income (loss). The discount or premium on a forward contract was included in determining net income (loss) over the life of the forward contract. Premiums to purchase or sell foreign exchange option contracts were included in determining net income (loss) over the life of the contract.

(n) Foreign Currencies

Transactions in Foreign Currencies
Purchases and sales in foreign currencies are converted using the daily rate of exchange at the time of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are converted into the functional currency at the rate applying at the balance sheet date. The resulting foreign currency gains and losses are included in the income statement.

Translation of Financial Statements into Euros
The Group's reporting currency is the euro (€). The balance sheet items of subsidiary companies whose functional currency is not the euro are translated at the exchange rate applying on the balance sheet date. Income statement items are converted at the weighted average exchange rate for the respective year. The resulting translation differences are reported as separate components of equity under other comprehensive income or loss.

(o) Use of Estimates

The Company's management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with US GAAP. Actual results could differ from those estimates.

(p) Earnings per Share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued. The treasury stock method is used to calculate dilutive shares. This method reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the option assumed to be exercised. For computations of basic and diluted earnings per share, see Note 14.

(q) Stock-based Compensation

Stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion ("APB") No. 25 *Accounting for Stock Issued to Employees*, and its related interpretations. Accordingly, compensation expense for stock option and share purchase plans for employees is measured as the excess of the quoted market price of the Company's common stock at the measurement date over the amount the employee must pay. For further details of stock-based compensation, see Note 10.

3. Accounts Receivable, Net

Accounts receivable are presented net of an allowance for doubtful accounts. The following table presents changes to the allowance for doubtful accounts for the years ended September 30, 2002, 2001 and 2000:

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(€ thousand)

	2002	2001	2000
Allowance for doubtful accounts, beginning of year	**8 449**	7 795	4 384
Additions charged to bad debt expense	**182**	2 842	4 392
Write-offs charged against the allowance	**(1 601)**	(1 755)	(1 458)
Recoveries of amounts previously written-off	**23**	27	8
Foreign exchange translation adjustment	**(386)**	(460)	469
Allowance for doubtful accounts, end of year	**6 667**	8 449	7 795

4. Inventories, Net

NET INVENTORIES

As of September 30 (€ thousand)

	2002	2001
Raw materials and supplies	**49 520**	59 135
Work in process	**60 678**	72 327
Finished products	**98 063**	106 381
Total inventories, net	**208 261**	237 843

Amounts appearing in the preceding table are presented net of valuation allowances of €35.755 million and €37.623 million as of September 30, 2002 and 2001 respectively. The development in the inventory valuation allowance for the years ended September 30, 2002, 2001 and 2000, is as follows:

VALUATION ALLOWANCE FOR INVENTORIES

(€ thousand)

	2002	2001	2000
Valuation allowance, beginning of year	**37 623**	17 812	14 562
Additions charged to cost of goods sold	**12 582**	27 892	8 289
Write-downs charged against the allowance	**(13 642)**	(7 532)	(5 505)
Foreign exchange translation adjustment	**(808)**	(549)	466
Valuation allowance, end of year	**35 755**	37 623	17 812

The high increase in the valuation allowance in fiscal 2001 partly resulted from excess inventories of raw materials for tantalum of €7.676 million, a reduction in the price of tantalum raw material of €2.624 million and slow moving or obsolete finished products in the amount of €3.652 million.

5. Fixed Assets, Net

Fixed Asset Schedule

Information with respect to changes to the Company's intangible assets, property, plant and equipment and long-term financial assets is presented in the following fixed asset schedule:

ACQUISITION AND MANUFACTURING COSTS

As of September 30 (€ thousand)	2001	Additions	Reclassification	Disposals	Translation adjustment	2002
Goodwill	14 359	209	-	-	(36)	**14 532**
Other intangible assets	23 454	16 378	-	-	(109)	**39 723**
Intangible assets	**37 813**	**16 587**	-	-	**(145)**	**54 255**
Land	18 670	-	-	-	(90)	**18 580**
Buildings	146 852	2 516	9 896	(110)	(1 643)	**157 511**
Technical equipment, machinery and other equipment	1 276 440	64 520	133 717	(114 060)	(28 404)	**1 332 213**
Construction in progress	158 069	48 850	(143 613)	-	(684)	**62 622**
Property, plant and equipment	**1 600 031**	**115 886**	-	**(114 170)**	**(30 821)**	**1 570 926**
Investments	1 362	33	-	(386)	106	**1 115**
Investment securities	10 173	11 791	-	(10 173)	-	**11 791**
Other financial assets	205	507	-	(111)	(16)	**585**
Long-term financial assets	**11 740**	**12 331**	-	**(10 670)**	**90**	**13 491**

ACCUMULATED DEPRECIATION AND AMORTIZATION

As of September 30 (€ thousand)	2001	Additions	Reclassification	Disposals	Translation adjustment	2002
Goodwill	3 127	-	-	-	-	**3 127**
Other intangible assets	9 807	6 198	-	-	(79)	**15 926**
Intangible assets	**12 934**	**6 198**	-	-	**(79)**	**19 053**
Land	100	53	-	-	(9)	**144**
Buildings	66 169	6 264	-	(18)	(1 452)	**70 963**
Technical equipment, machinery and other equipment	730 959	159 055	-	(109 260)	(18 067)	**762 687**
Construction in progress	-	-	-	-	-	-
Property, plant and equipment	**797 228**	**165 372**	-	**(109 278)**	**(19 528)**	**833 794**
Investments	-	-	-	-	-	-
Investment securities	-	-	-	-	-	-
Other financial assets	-	-	-	-	-	-
Long-term financial assets	-	-	-	-	-	-

NET BOOK VALUE

As of September 30 (€ thousand)

	2002	2001
Goodwill	**11 405**	11 232
Other intangible assets	**23 797**	13 647
Intangible assets	**35 202**	**24 879**
Land	**18 436**	18 570
Buildings	**86 548**	80 683
Technical equipment, machinery and other equipment	**569 526**	545 481
Construction in progress	**62 622**	158 069
Property, plant and equipment	**737 132**	**802 803**
Investments	**1 115**	1 362
Investment securities	**11 791**	10 173
Other financial assets	**585**	205
Long-term financial assets	**13 491**	**11 740**

Long-term financial assets shown above are included in the consolidated balance sheets under other long-term assets.

Depreciation expense on property plant and equipment was €165.372 million, €189.777 million and €133.359 million for the years ended September 30, 2002, 2001 and 2000. For the years ended September 30, 2002 and 2001, depreciation includes an impairment charge for the Surface Acoustic Wave (SAW) business segment in the amount of €8.600 million and €28.477 million respectively (see Note 11).

Interest expense capitalized on construction projects amounted to €4.403 million in fiscal 2002, €5.417 million in fiscal 2001 and €4.212 million in fiscal 2000 respectively.

Goodwill

On October 1, 2001, the Company adopted SFAS No. 142. This standard requires that amortization of goodwill ceases and that the carrying amount of goodwill be evaluated for recoverability, at least annually, or when circumstances indicate possible impairment. Accordingly, the Company has not recorded any goodwill amortization in fiscal 2002. Furthermore, the Company has tested its goodwill for any transitional impairment and has concluded that there was none in fiscal 2002.

The carrying amount of goodwill as of September 30, 2002, is as follows:

SEGMENTAL ANALYSIS OF GOODWILL

As of September 30, 2002 (€ thousand)

Capacitors	1 994
Ceramic Components	3 873
SAW Components	-
Ferrites	5 538
Total	11 405

Other Intangible Assets

Included in the fixed assets as of September 30, 2002 and 2001, are the following categories of acquired other intangible assets:

OTHER INTANGIBLE ASSETS (FINITE LIVES)

As of September 30 (€ thousand)

	2002		2001	
	Gross	**Net**	**Gross**	**Net**
Patents, licenses and similar rights	**35 566**	**20 248**	20 204	10 656
Customer lists	**3 200**	**2 667**	3 200	2 987
Other	**957**	**882**	50	4
Other intangible assets (finite lives)	**39 723**	**23 797**	23 454	13 647

Amortization related to other intangible assets amounted to €6.198 million, €3.158 million and €5.400 million for fiscal 2002, 2001 and 2000. In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in fiscal 2002. There were no changes to such lives and there are no expected residual values associated with these intangible assets.

The development of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years (€ thousand)

2003	6 553
2004	6 318
2005	5 329
2006	2 009
2007	1 677

The following table reconciles the prior periods reported of fiscal 2001 and 2000 net income to its respective pro forma amounts adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142.

RECONCILIATION OF REPORTED NET INCOME OF PRIOR PERIODS

Year ended September 30 (€ thousand)

	2001		2000	
	Amount	**Earnings per share (€) (basic and diluted)**	**Amount**	**Earnings per share (€) (basic and diluted)**
Net income	148 637	2.28	239 964	3.68
Add back goodwill amortization	965	0.01	830	0.01
Adjusted net income	149 602	2.29	240 794	3.69

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of September 30, 2002 and 2001 are as follows:

ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of September 30 (€ thousand)

	2002	2001
Accrued employee-related costs	**77 105**	79 394
Taxes payable	**38 792**	75 479
Salaries and payroll taxes payable	**18 183**	19 107
Loss on contracts	**9 779**	7 180
Accruals for warranties	**7 243**	8 380
Advanced payments received	**6 067**	6 056
Royalty accruals	**5 788**	8 109
Other	**18 575**	25 040
Total accrued expenses and other current liabilities	**181 532**	228 745

7. Short-term Borrowings and Long-term Debt

Financing

The Company can call on a €300.000 million credit facility granted until May 2005, by a bank syndicate under the leadership of Commerzbank. The credit facility carries an interest rate ranging from EURIBOR or LIBOR plus 0.35%. This credit facility is bound to keep with special financial key data. Further members of the bank syndicate are Westdeutsche Landesbank, HSBC Trinkaus & Burkhardt, ABN Amro Bank, The Royal Bank of Scotland, Landesbank Baden-Württemberg, Deutsche Bank, Citibank, ING BHF, Bayerische Hypo- und Vereinsbank and Barclays Bank. This credit facility was unused as of September 30, 2002. In addition, the Company has entered into a number of bilateral borrowing arrangements by international and national banks totaling €307.000 million. These borrowing arrangements were used in amount of €68.226 million as of September 30, 2002. In addition, the Company has loans from state aid to exports and investing activities that are not included in the borrowing arrangements already mentioned.

Short-term Borrowings

Short-term borrowings as of September 30, 2002 and 2001, were €126.364 million and €109.785 million respectively. These short-term borrowings as of September 30, 2002 consist of unsecured bank loans by borrowing arrangements as described above and export financing in amount of €58.138 million. The export financing bears a weighted average interest rate of 3.05%. Other short-term borrowings consist of various working capital bank loans with a weighted average interest rate of 4.67% in fiscal 2002 and 4.92% in fiscal 2001.

Long-term Debt

Long-term debt consists of the following:

LONG-TERM DEBT

As of September 30 (€ thousand)

	2002	2001
Debentures	**4 522**	6 951
Long-term debt with third parties	**78 317**	59 811
Total long-term debt	**82 839**	66 762
Less current installments	**(17 332)**	(17 103)
Long-term debt excluding current installments	**65 507**	49 659

Details of currencies, interest rates, maturities and lenders of the long-term debt are given in the following table:

LONG-TERM DEBT (LOANS AND DEBENTURES)

As of September 30, 2002 (Currencies in millions)

Principal	Euro equivalent	Interest rate	Maturity	Lender
Euro 50.4	50.4	1.4-5.625%	2002-2010	Austrian banking syndicate and government institutions
INR 390 INR 53	9.3	8.65-13.5%	2002-2004	Citibank, Exim Bank, ABN Amro Bank
INR 362.5	7.6	8.9-12.59%	2003-2005	Standard Chartered Grindleys Bank, Citibank
Euro 14.8	14.8	0%	2005-2007	Banco Portugal do Atlantico

In addition there were obligations under capital lease of €0.703 million and €1.132 million as of September 30, 2002 and 2001 respectively.

At September 30, 2002, long-term debt with third parties includes €50.442 million held by the Company's Austrian subsidiary. An amount of €7.389 million of this debt is secured by investment securities and €36.680 million by liens on land, without these having been entered in the land registry. The weighted average interest rate of all the Austrian long-term third-party debt as of September 30, 2002 and 2001, was 2.39% and 2.73% respectively, and is due in installments over three to ten years.

The Indian subsidiary International Ferrites Ltd. (IFL) has three unsecured loans in the amount of Indian rupees (INR) 290 million (€6.086 million), bearing interest ranging from 8.65 to 12.85% and a long-term loan in India in the amount of INR 100 million (€2.099 million) which is granted by a regional bank and secured by the property, plant and equipment of the subsidiary. IFL also issued a debenture for INR 53 million (€1.112 million).

A debenture issued by the Indian subsidiary EPCOS India Private Ltd. in the original amount of INR 250 million (€5.247 million), which was reduced by repayments to the amount of INR 125 million (€2.624) at September 30, 2001, was reduced by a further scheduled repayment of INR 62.5 million (€1.312 million) to INR 62.5 million (€1.312 million) in fiscal 2002. Together with a second debenture in the amount of INR 100 million (€2.099 million) which was issued by EPCOS India Private Ltd. in the previous fiscal year, the total amount of debentures granted by EPCOS India Private Ltd., at September 30, 2002 amounts to INR 162.5 million (€3.410 million). Besides the above-mentioned debentures, the subsidiary has two unsecured loans in the amounts of INR 100 million (€2.099 million) each, bearing an interest rate of 8.9% each.

As of September 30, 2002, long-term debt with third parties also includes €14.790 million in non-interest-bearing loans guaranteed by the government of Portugal. In the reporting period, the loan in amount of €7.332 million as of September 30, 2001, was repaid in amount of €5.761 million and a new non-interest-bearing loan of €13.219 million was taken out.

The credit lines of group subsidiaries are secured by letters of support or guarantee provided by EPCOS AG.

The aggregate amounts of long-term debt maturities as of September 30, 2002, are, in repayment date order, as follows:

LONG-TERM DEBT MATURITIES

As of September 30, 2002 (€ thousand)

Fiscal year due	
2003	17 332
2004	19 878
2005	16 767
2006	12 502
2007	9 111
Thereafter	7 249

8. Related Party Transactions

Total sales to Siemens for both internal usage and resale were 17.3%, 22.7% and 51.7% of total consolidated net sales for the years ended September 30, 2002, 2001 and 2000 respectively. Resales by Siemens to third parties accounted for 2.9%, 8.0% and 38.0% of total consolidated net sales for the years ended September 30, 2002, 2001 and 2000 respectively, whereas sales directly to Siemens for internal usage accounted for 14.4%, 14.7% and 13.7% of total consolidated net sales respectively.

For resale purposes, the Company entered into numerous agency and distributorship agreements with Siemens in those countries where the Company has no sales force of its own. As part of the process of establishing its own subsidiaries, which will serve as sales operations, the Company has terminated the agency and distributorship agreements with some of these Siemens companies. With some of the Siemens companies with which agreements were terminated, the Company entered into agreements concerning the acquisition of assets and the transfer of employees from each selling operation involved (see Note 20).

The Siemens' agency and distribution companies receive a monthly sales-based commission. Promotional activities undertaken by these companies have to be agreed with the Company's directives.

The Company has an agreement with Matsushita regarding the distribution of certain Matsushita products.

The Company and its subsidiaries make use of various services provided by Siemens. These agreements are either for fixed terms or can be terminated within one to three years. Under these agreements, Siemens provides the Company with a range of personnel and administrative services. Siemens thus administers the Company's pension plans, part of the payroll accounting and data processing systems. Siemens also provided the Company with library and information services, personnel training and educational programs, as well as specific purchasing, procurement, sourcing, transportation, logistics and travel management services.

The Company also purchases IT services from Siemens. In fiscal 2002 Siemens performed mainly the following IT services for the Company: operating, servicing and development of IT systems and programs, network and telecommunications services. This business relationship between Siemens and EPCOS is based on general and specific agreements.

Effective April 1, 1999, the Company entered into a lease with Siemens for the Company's headquarters in Munich. The lease expires on September 30, 2009, and can be terminated with twelve months' prior notice from September 30, 2004, at the earliest. The annual rent was fixed at €1.398 million until September 30, 2002, after which the rent will be indexed. During the entire term of the lease, the Company may increase or decrease the amount of office space rented, the rent being adjusted accordingly. The Surge Arresters Division, Berlin, holds a lease from Siemens for production facilities and office buildings. The contract ran originally until September 30, 2002 and runs from this date for an unlimited period subject to termination to the end of a calendar quarter with twelve months' prior notice. The annual rent was €0.337 million until September 30, 2002. The Ceramic Components segment entered into an agreement with Siemens to lease a production unit in Austria effective October 1, 1999. For further details see Note 18.

Effective July 1, 1999, the Company entered into an agreement with Siemens which allows the Company to commission Siemens with research and development projects on a project-by-project basis. The agreement grants the Company all patents and rights issuing from such research and development projects. Siemens has the nonexclusive, worldwide and royalty-free right to use these patents and rights for its own business purposes.

Effective January 1, 2001, the Company acquired from Siemens the operating activity for the development of specialized applications of radio-frequency surface acoustic wave technology. The acquisition price was €5.000 million and is mainly recorded as intangible assets.

Effective June 15, 1999, the Company entered into a know-how license agreement with Matsushita-Kotobuki Electronics Industries, Ltd. ("Matsushita-Kotobuki"). This agreement grants the Company a nonexclusive, nontransferable and worldwide license to use Matsushita-Kotobuki's know-how and information relating to low-temperature co-fired multilayer ceramic substrates. Matsushita-Kotobuki has agreed to provide the Company with technical advice and guidance relating to the manufacture of products that use this technology. In consideration of the rights and licenses granted to the Company, the Company made an initial payment. The Company also pays ongoing royalties fixed at a percentage of the net sales price of products manufactured using this technology and sold or otherwise disposed of by the Company or its subsidiaries.

Effective June 30, 1999, the Company entered into an agreement on technical cooperation with Matsushita Electronic Components Co., Ltd. ("MACO"). This agreement is the basis for a project-by-project exchange of technical know-how, advice, and shared development work. All costs are to be borne by the party which incurs them, unless a contrary written agreement has been made. To cover MACO's costs, the Company pays an annual fee. Insofar as MACO and the Company enter into specific technical cooperation and technical projects on the basis of this agreement, the Company has to pay a one-time license fee or an annual fee based on sales of the related product. It is possible to combine these alternatives.

On the basis of the aforementioned agreement, the Company and MACO have entered into a license agreement effective April 5, 2000, for the use of know-how pertaining to tantalum capacitors, and a license agreement effective September 1, 2001, for the use of know-how pertaining to ultracapacitors. These agreements both grant the Company certain nonexclusive and nontransferable licenses for the use of the respective know-how. Additionally, MACO advises the Company in each case on technical matters concerning the use of this know-how. In consideration of the rights and licenses granted to the Company, the Company agreed to initial payments. The Company also pays ongoing royalties fixed at a percentage of the net sales price of products manufactured using this technology and sold or otherwise disposed of by the Company or its subsidiaries.

Effective July 25, 2001, the Company entered into a know-how license agreement with MACO, granting the Company a nonexclusive, nontransferable license to use know-how relating to the production of multilayer ceramic capacitors.

Further, the Company and MACO have entered into a certain SAW know-how cross-license agreement based on the technical cooperation agreement as mentioned above. The agreement has been in force since January 1, 2002, and grants the Company and MACO certain nonexclusive and nontransferable licenses for reciprocal use of know-how. Additionally, the Company and MACO advise each other on technical matters concerning the use of this know-how. The mutual granted licenses are not royalty-bearing.

Effective June 30, 1999, the Company entered into a patent cross-license agreement with Matsushita Electric Industrial Co., Ltd. ("MEI"). Under this agreement, both parties grant each other nonexclusive, nontransferable, worldwide licenses to their respective patents relating to both parties' major product families. The Company has agreed to pay MEI a fixed annual fee until the year 2004. At that time, the Company and MEI will mutually agree to a revised royalty fee amount.

EPCOS (Xiaogan) Co., Ltd. in China, which is included in the consolidated financial statements from October, 1, 2000, has rented office and production space from the minority shareholder Hanguang Electron Device Factory for an annual rental of €0.185 million. It also purchased materials and services from this company for €1.350 million in fiscal 2002 and €3.500 in fiscal 2001.

Transactions with related parties were as follows for the years ended September 30:

TRANSACTIONS WITH RELATED PARTIES

Year ended September 30 (€ thousand)

	2002	2001	2000
Net sales to			
Siemens (including resales to third parties)	**226 384**	433 144	959 246
Matsushita and others	**9 843**	12 924	16 025
	236 227	446 068	975 271
Purchases of inventories and services charged to cost of goods sold			
Siemens	**(47 079)**	(89 889)	(107 595)
Matsushita and others	**(11 741)**	(22 365)	(26 634)
	(58 819)	(112 254)	(134 229)
Research and development expenses			
Siemens	**(6 015)**	(6 042)	(6 492)
Matsushita and others	**(6)**	(6 088)	(4 618)
	(6 021)	(12 130)	(11 110)
Selling, general and administrative expenses			
Siemens	**(7 534)**	(8 893)	(3 294)
Matsushita and others	**(5)**	(709)	(554)
	(7 539)	(9 602)	(3 848)
Interest expense			
Siemens	**(132)**	(97)	(2 177)

Additionally the Company paid sales commissions to Siemens sales companies in the amount of €18.893 million for fiscal 2002, €18.603 million for fiscal 2001 and nil in fiscal 2000 respectively. The Company received a payment in the amount of €2.463 million during fiscal 2002 from Siemens. This payment, which is recorded as other income, represents the final organizational separation payment from Siemens in relation to EPCOS Inc. in the USA.

Amounts due from and to related parties included in the consolidated balance sheets at September 30 were as follows:

AMOUNTS DUE FROM AND TO RELATED PARTIES

As of September 30 (€ thousand)

	2002	2001
Siemens		
Trade accounts receivable	**44 620**	33 897
Trade accounts payable	**(11 553)**	(23 228)
Long-term capital lease obligations	**(360)**	(363)
Matsushita and others		
Accounts receivable	**1 098**	1 822
Accounts payable	**(1 486)**	(1 504)

9. Shareholders' Equity

In preparation for the initial public offering on October 15, 1999, the Company was converted from the predecessor company in the legal form of a limited liability company ("GmbH") into a stock corporation (*Aktiengesellschaft*, AG) on September 2, 1999, with a share capital of €62.000 million divided into 62 million ordinary shares of no par value. The resulting notional value is €1 per share. By resolution of the extraordinary shareholders' meeting on October 12, 1999, the share capital of the Company was increased by €3.300 million through issuance of new capital stock. As a result of this capital increase in connection with the IPO, EPCOS realized net proceeds – after deduction of IPO costs of €3.429 million – of €97.823 million. The proceeds exceeded the capital increase by €94.523 million, which was recorded as an increase in additional paid-in capital. At September 30, 2002, the Company had share capital amounting to €65.300 million divided into 65 300 000 registered shares of no par value with a notional value of €1 per share.

Until July 31, 2004, the Management Board is authorized, with the approval of the Supervisory Board, to increase share capital by up to €13.020 million altogether (authorized capital). This authorized capital can be utilized to issue ordinary shares of up to €12.400 million for contributions in cash (authorized capital I), to issue ordinary shares of up to €3.100 million to employees (authorized capital II) and to issue ordinary shares of up to €12.400 million for contributions in kind (authorized capital III).

The Company declared and paid cash dividends to its shareholders of €65.273 million in the year ended September 30, 2001. No cash dividends were declared and paid in the years ended September 30, 2002 and 2000.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (*Handelsgesetzbuch*). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company's annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2001, the distributable amount was €6.756 million. As of September 30, 2002 this amount was negative (-€32.465 million), therefore a distribution of dividends is not possible.

The German Stock Corporation Act also defines the rules for acquisition of treasury shares. The Company does not require authorization or shareholder approval to acquire treasury shares for the purpose of transferring them to employees as part of an employee share purchase plan. In fiscal 2002, the Company purchased 51 416 shares and reissued 26 416 shares to its employees. As of September 30, 2002, the Company holds 25 000 shares determined for transfer to employees (see Note 10).

The Company has conditional capital of up to €2.480 million (Conditional Share Capital 1999/I) that may be used for a stock option plan. Additionally, the Company has conditional capital of €6.500 million (Conditional Share Capital 2002/I) for the exercise of conversion privileges and option rights for convertible bonds and warrant-linked bonds that can be issued until July 5, 2007.

10. Stock-based Compensation

Stock Option Plan

Effective October 13, 1999, an extraordinary shareholders' meeting adopted a stock option plan. Under this plan, members of the Management Board, directors of subsidiaries and other eligible key employees can be granted nontransferable options to purchase up to 2 480 000 shares at 115% of the average closing market price of the Company's shares during the five-day period immediately before the date of grant. For options granted immediately before the Company's initial public offering, the exercise price is 115% of the subscription price of €31 per share. The Supervisory Board of the Company decides annually on the number of options to be granted to the Management Board. In turn, the Management Board and the governing bodies of the group companies decide annually on the number of shares to be granted to the other eligible employees. Up to a maximum of 30% of the plan options may be granted each year. The plan will expire after five years. Options granted under the plan may be exercised during the five-year period starting two years after the options are granted, provided that the share price has reached or exceeded the exercise price on at least one day since the grant date. In connection with the stock option plan, conditional capital of the Company in the amount of up to €2.480 million was created for the issuance of up to 2 480 000 additional shares with no par value and a notional value of €1 each. The conditional capital became effective on October 13, 1999, when it was recorded in the German Commercial Register.

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in €)
Balance as of September 30, 1999	**-**	**-**
Granted	158 000	35.65
Exercised	-	-
Forfeited	-	-
Balance as of September 30, 2000	**158 000**	**35.65**
Granted	454 500	103.17
Exercised	-	-
Forfeited	-	-
Balance as of September 30, 2001	**612 500**	**85.75**
Granted	463 500	64.11
Exercised	-	-
Forfeited	6 250	68.96
Balance as of September 30, 2002	**1 069 750**	**76.47**

The following table summarizes all stock options issued by the Company and excercisable as of September 30, 2002:

The Company has adopted the disclosure provisions of SFAS No. 123 *Accounting for Stock-Based Compensation,* but continues to measure stock-based compensation cost and shows personnel costs from the granting of options in accordance with APB No. 25 and its related interpretations. These personnel costs were nil in fiscal years ended September 30, 2002, 2001 and 2000.

After 158 000 options had been granted at a weighted average fair value of €21.25 per option on October 14, 1999, another 454 000 options were granted in fiscal 2001 in two tranches on November 29, 2000, and February 22, 2001. The weighted average fair value for the first tranche was €40.41 and for the second tranche €31.26 per option, measured at the respective grant date. For the entire options granted in fiscal 2001, the weighted average fair value amounted to €39.20 per option. On November 27, 2001, another 463 500 options were granted at a weighted average fair value of €25.45 per option.

All forfeited options concern employees who left the Company.

OPTIONS OUTSTANDING AND EXERCISABLE

As of September 30, 2002

Range of exercise prices (in €)	Granted shares	Forfeited shares	Remaining granted shares	Options outstanding weighted average remaining contractual life (in years)
35.65	158 000	-3 250	154 750	4
64.11	463 500	-	463 500	6
90.90-105.04	454 500	-3 000	451 500	5
35.65-105.04	**1 076 000**	**-6 250**	**1 069 750**	**5**

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period of two years. Had the Company measured compensation cost for the stock options granted under the fair value based method prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts set forth below:

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

Year ended September 30 (€ thousand)

	2002	2001	2000
Net income (loss)			
As reported	**(38 500)**	148 637	239 964
Pro forma	**(52 324)**	139 769	238 285
Basic and diluted earnings (loss) per share (in €)			
As reported	**(0.59)**	2.28	3.68
Pro forma	**(0.80)**	2.14	3.66

The fair value of the Company's stock options of fiscal 2002, 2001 and 2000 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2002, 2001 and 2000:

AVERAGE VALUES OF STOCK OPTIONS

Year ended September 30

	2002	2001	2000
Risk-free interest rate	**4.37%**	5.34%	5.35%
Expected life of options (in years)	**5**	5	7
Expected volatility	**50%**	50%	70%
Average expected dividend per share (in €)	-	0.50	-

Employee Share Purchase Plan

Beginning in fiscal 2000, EPCOS AG adopted yearly employee share purchase plans under which employees depending on their function could purchase a number of shares determined annually at a certain discount. During fiscal 2002, the Company purchased 51 416 of its common shares for transfer to employees. 26 416 shares were sold to employees in fiscal 2002. Compensation expense recorded under the plan in fiscal 2002 amounted to €0.313 million, €0.691 million in fiscal 2001 and €0.504 million in fiscal 2000 respectively.

			Options exercisable	
Weighted average exercise price per granted option (in €)	Weighted average exercise price per forfeited option (in €)	Weighted average exercise price per remaining granted option (in €)	Shares	Weighted average exercise price (in €)
35.65	35.65	35.65	154 750	35.65
64.11	-	64.11	-	-
103.17	105.04	103.16	-	-
76.43	**68.96**	**76.47**	**154 750**	**35.65**

11. Restructuring

Due to the considerable changes in market conditions for passive electronic components since fiscal 2001, it was necessary for the Company to undertake restructuring measures to reduce the workforce, dispose of certain equipment and speed up relocation of manufacturing operations to countries with lower labor costs. On the basis of various restructuring plans in fiscal 2002 as well, corresponding worldwide measures were taken, the costs of which can be analyzed between personnel costs and impairment of property, plant and equipment:

RESTRUCTURING COSTS, NET

Year ended September 30 (€ thousand)

	2002	2001
Personnel costs, net	**18 384**	34 417
Impairment of property, plant and equipment (see Note 5)	**8 648**	28 477
Total restructuring costs	**27 032**	62 894

Net restructuring costs of €27.032 million for fiscal 2002 include fourth-quarter restructuring costs of €30.200 million, of which personnel costs account for €21.600 million. This is partly offset by €3.216 million which results from a revision of the previous year's estimates.

The split of restructuring costs by business segment was as follows:

SEGMENTAL ANALYSIS OF RESTRUCTURING COSTS, NET

Year ended September 30 (€ thousand)

	2002	2001
Capacitors	**7 516**	17 665
Ceramic Components	**2 694**	2 133
SAW Components	**12 486**	32 761
Ferrites	**3 922**	10 335
Other	**414**	-
Total restructuring costs	**27 032**	62 894

These restructuring costs mainly impact cost of sales. Personnel restructuring costs primarily relate to reduction of blue-collar jobs.

The development of accruals and liabilities for personnel restructuring costs during fiscal 2002 and 2001 is as follows:

DEVELOPMENT OF ACCRUALS AND LIABILITIES

	Number of employees	Accruals and liabilities (€ thousand)
As of September 30, 2000	**140**	**8 110**
Increase in accruals/liabilities, net	1 967	34 417
Usage	(947)	(7 443)
As of September 30, 2001	**1 160**	**35 084**
Increase in accruals/liabilities, net	503	18 384
Usage	(806)	(18 311)
As of September 30, 2002	**857**	**35 157**

The majority of the restructuring accruals and liabilities set up in fiscal 2002 are expected to be utilized in fiscal 2003.

As a result of the continual weak economic condition in the mobile telecommunications sector and the expected additional higher shift in demand to new technologies such as CSSP (chip-sized SAW package) offered by the Company, certain additional SMD-ceramic equipment no longer has an economic use, which resulted in an additional impairment write-down of €8.600 million in cost of sales in the SAW segment during fiscal 2002. This follows a similar impairment write-down of €28.477 million in fiscal 2001.

12. Other Income, Net

Net other income of €10.072 million in fiscal 2002 mainly consists of government grants from the Portuguese Government of €5.237 million and from the Government of Singapore of €1.169 million as well as a one-time payment of €2.463 million for the complete organizational separation of our American subsidiary from Siemens in the USA.

13. Income Taxes

Income (Loss) before income taxes and minority interests was attributable to domestic and foreign sources as follows:

INCOME (LOSS) BEFORE INCOME TAXES

Year ended September 30 (€ thousand)

	2002	2001	2000
Germany	**(81 435)**	(3 316)	68 282
Foreign	**2 897**	209 049	261 925
	(78 538)	205 733	330 207

The provision (benefit) for income taxes consisted of the following:

PROVISION (BENEFIT) FOR INCOME TAXES

Year ended September 30 (€ thousand)

	2002	2001	2000
Current taxes			
Germany	**457**	258	23 811
Foreign	**3 590**	52 561	59 568
Deferred taxes			
Germany	**(27 981)**	3 728	9 388
Foreign	**(16 120)**	(605)	(2 672)
	(40 054)	55 942	90 095

The Company was granted a tax holiday by the government of Singapore relating to production of SAW components in Singapore until 2008. Based on the pre-tax income of €39.796 million, €27.803 million, and €68.914 million for the years ended September 30, 2002, 2001 and 2000 respectively, relating to this production facility, and the statutory tax rate of 22% for 2002, 24.5% for 2001 and 25.5% for 2000 in Singapore, the effect of the tax holiday for the years ended September 30, 2002, 2001 and 2000 on net income amounts to €8.755 million, €6.812 million and €17.573 million respectively, and the effect on basic net income per share is €0.13, €0.10 and €0.27 respectively.

Reconciliation of income taxes for the years ended September 30, 2002, 2001 and 2000, based on the German corporate tax rate plus the after federal tax benefit rate for trade taxes for a consolidated statutory rate of 40% for fiscal 2002, 52% for fiscal 2001 and 2000 respectively results in the following figures:

RECONCILIATION OF INCOME TAXES

Year ended September 30 (€ thousand)	2002	2001	2000
Expected provision (benefit) for income taxes	**(31 415)**	106 981	171 709
Dividend tax credit	-	-	(3 531)
Foreign tax rate differential	**(13 780)**	(55 999)	(69 005)
Change in valuation allowance	**4 367**	(636)	(10 429)
Change in deferred taxes resulting from a change in German tax rate	**109**	(551)	-
Other	**665**	6 147	1 351
Actual provision (benefit) for income taxes	**(40 054)**	55 942	90 095

The German tax reform which was enacted in October 2000 has, in addition to other changes, reduced the corporation tax rate to a uniform 25% and abolished imputation system. This reduction in corporation tax rates first took effect for the German group companies in the year ended September 30, 2002. The solidarity surcharge of 5.5% will now be calculated on the 25% federal corporate tax, so that the total federal corporate tax rate amounts to 26.4%. The effective rate for trade tax is 13.6% for fiscal 2002.

With regard to the taxation of the income of companies with noncalendar fiscal years - such as EPCOS AG - and their shareholders, the German corporate tax law applied a split-rate imputation system in fiscal 2001 and 2000. In accordance with the tax law in effect for fiscal 2001 and 2000, retained corporate income was subject to a federal corporate tax rate of 40% for 2001 and 2000 plus a solidarity surcharge of 5.5% on federal corporate taxes payable in both years. Including the impact of the surcharge, the federal corporate tax rate amounted to 42.2% for 2001 and 2000. The effective rate for trade tax was 10.26% for 2001 and 2000.

On distribution of retained earnings to shareholders, the corporate income tax rate on such distributed earnings was reduced to 30% plus a solidarity surcharge of 5.5%, resulting in a total tax rate of 31.65% in 2001 and 2000.

In September 2002, the German government enacted new tax legislation which will temporarily raise the statutory corporate income tax rate to 26.5% (plus a solidarity surcharge of 5.5%) for only 2002/2003, in order to aid the victims of this year's flood in Germany. At September 30, 2002, those deferred tax assets and liabilities of German companies which are expected to be realized or settled within the next year (2003) are therefore calculated with a combined income tax rate of 41% (including 13% trade tax rate). This resulted in deferred tax expense in the amount of €0.100 million. Other deferred taxes of German companies are calculated with the combined income tax rate of 40% due to the October 2000 tax reform.

In October 2002, the German government issued a draft of proposed tax legislation for consideration by the German parliament. The proposal includes significant changes to various income tax provisions, including the provisions for net operating loss utilization. However, at the date of filing of this report, German parliament had not finalized its deliberations on the administrations proposal. Therefore it is not possible to determine the impact of any new tax legislation.

Deferred income tax assets and liabilities as of September 30, 2002 and 2001, are summarized as follows:

DEFERRED INCOME TAX ASSETS AND LIABILITIES

As of September 30 (€ thousand)

	2002	2001
Inventories	**8 192**	8 907
Property, plant and equipment	**10 008**	8 194
Net operating loss and tax credit carryforwards	**78 480**	16 134
Accrued expenses	**14 012**	7 964
Pension liabilities	**6 487**	7 118
Other liabilities	**1 320**	941
Other	**1 123**	2 001
Gross deferred tax assets	**119 622**	51 259
Deferred tax asset valuation allowance	**(4 448)**	(81)
Net deferred tax assets	**115 174**	51 178
Receivable provisions	**(2 800)**	(3 079)
Inventories	**(810)**	(1 839)
Property, plant and equipment	**(45 788)**	(30 381)
Accrued expenses	**(10 255)**	(4 104)
Other	**(10 776)**	(8 880)
Gross deferred tax liabilities	**(70 429)**	(48 283)
Deferred tax assets, net	**44 745**	2 895

Deferred income taxes with respect to inventories relate to differences between US costing methods and valuation allowances used for book and tax purposes, and intercompany profits in inventories, which were eliminated in the consolidated financial statements. The increase in net operating losses and tax credit carryforwards relates mainly to the German and Austrian operations and to other foreign subsidiaries in a smaller amount.

Net deferred tax assets and liabilities are recorded in the consolidated balance sheets as of September 30, 2002 and 2001, as follows:

DEFERRED INCOME TAX ASSETS AND LIABILITIES IN CONSOLIDATED BALANCE SHEETS

As of September 30 (€ thousand)

	2002	2001
Deferred tax assets		
Current	**9 719**	13 682
Non-current	**56 407**	7 113
Deferred tax liabilities		
Current	**(9 336)**	(5 520)
Non-current	**(12 045)**	(12 380)
	44 745	2 895

As of September 30, 2002, the Company had a consolidated net operating loss (NOL) carryforwards amounting to €209.782 million, of which €13.208 million expire by 2007 and €196.574 million expire later than 2007 or have no expiry date. These figures show the gross amount of the available NOLs. The Company's valuation allowances increased from 2001 to 2002 by €4.367 million, but decreased from 2000 to 2001 by €0.636 million and from 1999 to 2000 by €10.429 million. The valuation allowance reduced the deferred tax asset to a net amount that will more likely than not be realized, based on the Company's estimate of future earnings and the expected timing of temporary difference reversals.

The Company did not make provision for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries for the years ended September 30, 2002, 2001 and 2000, because these earnings are intended to be indefinitely reinvested in those operations. It is not economically practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

14. Earnings per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended September 30, 2002, 2001 and 2000:

EARNINGS (LOSS) PER SHARE

Year ended September 30	2002	2001	2000
Net income (loss) (€ thousand)	**(38 500)**	148 637	239 964
Denominator for basic earnings per share – weighted average shares	**65 288 838**	65 289 526	65 155 315
Effect of dilutive shares – stock options	**0**	80 007	105 421
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	**65 288 838**	65 369 533	65 260 736
Basic and diluted earnings (loss) per common share (in €)	**(0.59)**	2.28	3.68

For the year ended September 30, 2002, 18 059 potential dilutive shares were not added to the denominator, because inclusion of such shares would be antidilutive.

15. Pensions

The Company provides pension benefits principally under five defined-benefit pension plans. Virtually all of the Company's salaried employees in Germany are covered by two defined-benefit pension plans. The Company's employees in Brazil are covered by a funded defined-benefit pension plan. Both US subsidiaries, EPCOS Inc., Iselin, New Jersey, and Crystal Technology, Inc., Palo Alto, California, were part of a multi-employer plan with Siemens Corporation, New York until fiscal 2001. Since fiscal 2002, these subsidiaries provide pension benefits to their employees under a funded defined-benefit plan. The respective portion of obligations and plan assets were transferred to EPCOS Inc. by Siemens Corporation. During fiscal 2002, the Company started a pension benefits contribution plan for German employees, which gives these employees the opportunity to convert part of their compensation to a pension based on amounts contributed including the interest earned thereon at retirement age. The provision for future payments to retired staff is determined by an actuary on the same basis as the Company's other pension plans. Payments of €1.130 million were made in 2002 into this plan. Payments into the Austrian subsidiary's defined contributions plan amounted to €0.717 million in fiscal 2002, €0.963 million in fiscal 2001 and €1.248 million in fiscal 2000.

Consolidated information regarding all of the Company's pension plans at the dates indicated is presented in the following tables.

The following table presents the changes in projected benefit obligations ("PBO") during the years indicated:

CHANGES IN PROJECTED BENEFIT OBLIGATIONS

Year ended September 30 (€ thousand)

	2002	2001	2000
Projected benefit obligations ("PBO") at beginning of year	**116 420**	100 499	94 675
Introduction of a pension plan in USA	**16 579**	-	-
Service cost	**5 683**	3 349	2 789
Interest cost	**8 264**	6 431	5 815
Actuarial losses (profits)	**2 958**	9 322	(1 537)
Foreign exchange rate changes	**(2 850)**	(1 386)	1 454
Benefits paid	**(4 410)**	(4 177)	(2 747)
Prior service cost	-	371	50
Business combinations	**244**	2 011	-
Settlements	**(91)**	-	-
Projected benefit obligations ("PBO") at end of year	**142 797**	116 420	100 499

The following table presents the changes in plan assets during the fiscal years indicated:

CHANGES IN PLAN ASSETS

Year ended September 30 (€ thousand)

	2002	2001	2000
Fair value of plan assets at beginning of year	**2 203**	3 471	2 176
Introduction of a pension plan in USA	**15 276**	-	-
Actual return on plan assets	**(399)**	26	684
Foreign exchange rate changes	**(1 946)**	(1 134)	600
Employer contributions	**2 063**	118	208
Benefits paid	**(877)**	(206)	(197)
Business combinations	-	(72)	-
Fair value of plan assets at end of year	**16 320**	2 203	3 471

A reconciliation of the funded status with the amounts recognized in the consolidated balance sheets is as follows:

RECONCILIATION OF FUNDED STATUS WITH CONSOLIDATED BALANCE SHEETS

As of September 30 (€ thousand)

	2002	2001
Funded status of plans *)	**(126 477)**	(114 217)
Unrecognized prior service cost	**1 149**	378
Unrecognized actuarial net losses	**12 072**	6 750
Unrecognized net obligation on transition to SFAS 87	**888**	1 776
Net amount accrued in the consolidated balance sheets	**(112 368)**	(105 313)
Less current portion	**5 018**	4 390
Long-term portion of pension liability	**(107 350)**	(100 923)

*) Difference between projected benefit obligations and fair value of plan assets.

The following table presents the components of net pension cost for the years ended September 30, 2002, 2001 and 2000:

NET PENSION COST

Year ended September 30 (€ thousand)

	2002	2001	2000
Service cost	**5 683**	3 349	2 789
Interest cost	**8 264**	6 431	5 815
Expected return on plan assets	**(1 316)**	(359)	(335)
Amortization of unrecognized obligation	**888**	896	828
Amortization of unrecognized actuarial gains or losses	-	(13)	(24)
Unrecognized prior service cost	**116**	36	7
Net periodic pension cost	**13 635**	10 340	9 080

Assumed discount rates and rates of increase in compensation used in calculating the PBO together with long-term rates of return on plan assets vary with the economic conditions of the country in which the retirement plans apply, which is principally Germany after settlement and curtailment of the Austrian plan. The weighted average assumptions used in calculating the actuarial values for the principal pension plans were 5.75% for the discount fiscal rate in fiscal 2002, 6.0% in fiscal 2001 and 6.25% in fiscal 2000. The compensation increases were assumed to be 3.0% in fiscal 2002, 3.0% in 2001 and 3.5% in 2000. The expected return on plan assets for the funded pension plan transferred to EPCOS Inc. in fiscal 2002 was 7.0%.

16. Supplemental Cash Flow Information

Cash payments for income taxes, dividends and interest for the years ended September 30, 2002, 2001 and 2000, were as follows:

PAYMENTS FOR INCOME TAXES, DIVIDENDS AND INTEREST, AND NON-CASH TRANSACTIONS

Year ended September 30 (€ thousand)

	2002	2001	2000
Payments for			
Income taxes	**38 874**	31 232	38 395
Interest net of amounts capitalized	**6 571**	11 193	6 048
Dividends	-	65 273	-
Non-cash transactions			
Acquisition of equipment under capital lease	**264**	956	506

17. Financial Instruments and Risk Management

Foreign Currency Forward Contracts and Options

To reduce its exposure to certain risks inherent in its business, the Company enters into forward foreign exchange and options contracts based on forecast foreign currency transaction exposures. Contracts generally extend for a period of less than one year. These contracts are marked to market and included in accrued expenses or other current assets. The change in market value is included in currency gains or losses within the consolidated statements of operations. The Management Board believes that the credit risk in these transactions is minimal and is involved on a daily basis in risk management decisions, operating under rules adopted by the Supervisory Board. The inherent risks are monitored using a value at risk model.

Interest Rate and Cross-currency Swaps

In fiscal 2002, the Company was party to two cross-currency swaps with a notional amount of INR 190 million (€3.987 million). The Company has entered into these agreements in order to reduce its INR financing costs. The swaps gradually mature until June 13, 2003. These swaps are marked to market and included in other current liabilities or assets.

During 2001, the Company entered into nine cross-currency interest rate swaps with a notional amount of Brazilian Real ("BRL") 10.125 million (€2.655 million) in order to reduce its exposure to interest rate risk and foreign currency risk on certain BRL variable interest loans. These swaps matured during 2002.

Fair Value of Financial Instruments

The carrying amounts of the Company's significant financial instruments at September 30, 2002 and 2001, are summarized here. The carrying values of the Company's cash and cash equivalents, trade accounts receivable and payable, short-term borrowings and accrued expenses and other current liabilities approximate their fair market values as of September 30, 2002 and 2001, due to their short-term maturity. The carrying amounts of the Company's variable rate debt likewise approximate fair value because the interest rates are based on floating rates that reflect market rates. The fair value of the Company's long-term fixed rate debt is estimated using discounted cash flow analysis based on the Company's current borrowing rates for debt with similar maturities. Because considerable judgement is required in interpreting market data to develop estimates of fair value, the estimates do not necessarily indicate the amounts that could be realized or would be paid in a current market transaction. The effect of using different market assumptions or estimate methodologies may be material to the estimated fair value amounts.

The following table summarizes the carrying amount and fair value of the Company's fixed rate long-term debt and derivative financial instruments:

Concentrations of Risk

The Company has business relationships with numerous customers and affiliates around the world. Apart from Siemens (see Note 8), the Company has another major customer, representing 14.0% (€183.653 million) of total net sales in fiscal 2002, 13.2% (€251.956 million) in fiscal 2001 and 19.2% (€357.000 million) in fiscal 2000 respectively. Although the Company has a large volume of receivables from a limited number of customers, such receivables are managed under standard commercial terms. Consequently, in management's opinion, any concentration of credit risk relating to these customers is appropriately monitored. The Company believes it has adequate sources for the supply of raw materials and components for its manufacturing requirements. The Company purchases a significant amount of raw materials and supplies from single sources on grounds of technology, availability, price, quality and other criteria. Should a major delivery from such a single-source supplier be delayed or curtailed, the Company's ability to ship the related product in the desired quantity on time may be impaired. The Company attempts to mitigate these risks by working closely with key suppliers on product plans, strategic inventory levels and coordinated product launches.

CARRYING AMOUNT AND FAIR VALUE

As of September 30 (€ thousand)

	2002			2001		
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Fixed-rate long-term debt	-	**74 447**	**66 884**	-	58 613	56 962
Forward exchange contracts	**122 988**	**4 119**	**4 119**	143 296	(74)	(74)
Cross-currency swaps	**3 987**	**(92)**	**(92)**	2 753	(630)	(630)

18. Commitments and Contingencies

(a) Leases

The Company currently leases manufacturing, executive and administrative facilities, and various types of equipment under operating lease agreements. In addition, the Company has entered into capital lease agreements for certain office equipment that expire during the next three years. Many lease agreements include renewal or purchase options. In most cases, management expects that in the normal course of business, lease agreements will be renewed or replaced by other agreements. Rental expense for all operating lease agreements charged against earnings amounted to €29.363 million, €27.945 million and €22.539 million for the years ended September 30, 2002, 2001 and 2000 respectively. These amounts include lease payments to Siemens of €6.692 million, €4.913 million and €2.806 million for the three years respectively. No contingent lease agreements exist.

Assets under capital lease agreements are included in the consolidated balance sheets as follows:

CAPITAL LEASE ASSETS

As of September 30 (€ thousand)

	2002	2001
Technical equipment, machinery and other equipment	**1 459**	1 462
Less accumulated depreciation	**(541)**	(470)
Net assets under capital lease	**918**	992

Depreciation of assets held under capital lease agreements is included within depreciation and amortization expense.

The following is a summary of future minimum lease payments under capital and operating lease agreements that had initial or remaining periods of notice of more than one year:

FUTURE MINIMUM LEASE PAYMENTS

As of September 30, 2002 (€ thousand)

	Capital lease	Operating lease
2003	666	18 304
2004	268	15 896
2005	70	12 990
2006	-	12 439
2007	-	11 498
Thereafter	-	28 396
Total minimum lease payment	1 004	99 523
Less amount representing interest	(301)	
Present value of net minimum capital lease payments	703	
Less current portion of obligations under capital lease	(373)	
Obligations under capital lease, excluding current portion	330	

Effective October 1, 1999, the Ceramic Components segment entered into a lease with Siemens for a facility in Austria. Annual lease payments for the ten-year term of the contract amount to €1.298 million. The Company's Austrian subsidiary also has an operating lease agreement for a factory building with annual lease payments of €2.251 million in fiscal 2002. The contract cannot be terminated during its 15-year term. The resulting commitments are included in the above table.

(b) Other Commitments and Contingencies

The Company and its subsidiaries are defendants in litigation and proceedings involving various matters. In the opinion of the Management Board, based on the advice of counsel handling such litigation and proceedings, adverse outcomes, if any, will not result in a material effect on the Company's consolidated financial condition or results of operations.

The Company is subject to extensive environmental regulation in the jurisdictions in which it operates, including requirements governing emissions into the air, effluents, and storage of hazardous materials and waste. These requirements will continue to be significant to its future operations. In the past, the Company has been exposed to liability for the remediation of soil or groundwater contamination at its facilities. The Company also may face liability for remediation of its sites located in the United States, where it could be designated a potentially responsible party under the *Comprehensive Environmental Response, Compensation and Liability Act* or other federal, state or local environmental remediation laws for its US locations.

The Company has not incurred any significant penalties for environmental violations and liability for damage to natural resources, property damage and environmental exposure claims to date, but the Company could incur some or all of these types of liabilities in the future. Because some facilities are closely located to or shared with those of other companies, including those of Siemens affiliates, the Company may have to answer claims relating to environmental contamination not originating from the operations of the Company.

Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law, new information on environmental conditions or other events, and those expenditures could adversely affect the Company's financial condition or results of operations.

19. Segment Reporting

The Company has four reportable operating segments, which are regularly evaluated by the Management Board in deciding how to allocate resources. The segments are managed separately because of differences in the nature of their respective products. The four reportable operating segments are Capacitors, Ceramic Components, Surface Acoustic Wave (SAW) Components, and Ferrites.

The Company manufactures capacitors with diverse technologies using a range of insulating materials as dielectrics. The various capacitor technologies make use of the different properties of these materials and offer unique physical and electrical performance characteristics that make them suitable for particular applications. The Capacitors segment also includes business in components for electromagnetic compatibility (EMC). The Ceramic Components segment, using advanced ceramic technologies, produces thermistors, varistors, microwave ceramic filters and multilayer ceramic capacitors. This segment also includes gas-filled surge voltage arresters, which share many of the same protective applications and are usually used together with varistors. The SAW Components segment focuses on surface acoustic wave technology, which has diverse signal filtering and frequency control applications in the radio-frequency spectrum. The technology used by the Company to manufacture SAW components has much in common with advanced semiconductor fabrication. The Ferrites segment produces cores for inductors made of soft magnetic ferrite, an iron-oxide-based synthetic material. This segment also includes transformers and other inductive ferrite components made by winding ferrite cores with wire, plus matching accessories.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except that the disaggregated financial results for the reportable segments have been prepared using a management approach which is consistent with how management internally analyzes financial information for the purposes of making operating decisions. Generally, the Company evaluates performance based on net income (loss) before interest income and expense, taxes and minority interest (EBIT), and accounts for inter-segment sales and transfers as if the sales and transfers were to third parties, that is, at current market prices. Net sales are attributed to geographical areas based on the location of the customer.

Information on the business segments is presented in the following table:

FINANCIAL INFORMATION ON BUSINESS SEGMENTS

(€ million)

	Capacitors	Ceramic Components	SAW Components	Ferrites	Eliminations	Consolidated total
2002						
Net sales to third and related parties	**429.0**	**384.0**	**425.1**	**73.6**	-	**1 311.7**
Inter-segment net sales	-	-	-	**1.1**	**(1.1)**	-
Total sales	**429.0**	**384.0**	**425.1**	**74.7**	**(1.1)**	**1 311.7**
EBIT	**(19.5)**	**(20.0)**	**5.5**	**(38.1)**	-	**(72.1)**
Interest result, net						**(6.4)**
Loss before income taxes and minority interest						**(78.5)**
Depreciation and amortization	**33.8**	**39.2**	**86.5**	**9.6**	**2.5**	**171.6**
Capital expenditures	**45.4**	**26.5**	**37.5**	**12.7**	**9.4**	**131.5**
Total assets	**463.1**	**377.3**	**396.2**	**107.0**	-	**1 343.6**
2001						
Net sales to third and related parties	641.5	556.5	552.5	154.8	-	1 905.3
Inter-segment net sales	-	-	-	2.3	(2.3)	-
Total sales	641.5	556.5	552.5	157.1	(2.3)	1 905.3
EBIT	101.7	83.5	22.5	0.2	-	207.9
Interest result, net						(2.2)
Income before income taxes and minority interest						205.7
Depreciation and amortization	36.0	35.0	110.9	9.6	2.4	193.9
Capital expenditures	91.0	69.7	161.1	21.7	5.4	348.9
Total assets	476.3	383.0	422.1	136.3	-	1 417.7
2000						
Net sales to third and related parties	566.0	519.4	625.1	144.9	-	1 855.4
Inter-segment net sales	-	-	-	2.7	(2.7)	-
Total sales	566.0	519.4	625.1	147.6	(2.7)	1 855.4
EBIT	83.2	102.5	145.7	4.9	-	336.3
Interest result, net						(6.1)
Income before income taxes and minority interest						330.2
Depreciation and amortization	35.8	25.9	67.2	9.8	0.9	139.6
Capital expenditures	78.9	77.8	165.1	26.6	2.6	351.0
Total assets	410.7	359.2	422.2	124.3	-	1 316.4

Information on the principal geographical areas, net sales for the years ended September 30, 2002, 2001 and 2000, and identifiable assets as of September 30 in those years are presented in the following table:

FINANCIAL INFORMATION ON GEOGRAPHICAL AREAS

As of September 30 (€ million)

	2002		2001		2000	
	Net sales	Identifiable tangible assets	Net sales	Identifiable tangible assets	Net sales	Identifiable tangible assets
Europe						
Germany	**317.1**	**243.2**	486.6	261.4	412.5	236.5
Austria	**28.7**	**94.9**	44.0	123.1	41.4	102.0
Other	**490.7**	**170.1**	689.0	153.4	757.6	122.4
Asia Pacific	**300.4**	**189.3**	369.6	215.7	352.3	153.7
United States	**95.3**	**24.3**	182.0	30.7	200.5	22.2
Other	**79.5**	**15.3**	134.1	18.5	91.1	20.6
Total	**1 311.7**	**737.1**	1 905.3	802.8	1 855.4	657.4

20. Acquisitions

During the years ended September 30, 2002, 2001 and 2000, the Company made a number of relatively small acquisitions, all of which were accounted for under the *purchase* method and included in the consolidated financial statements.

The Company adopted SFAS No. 141 *Business Combinations* which was effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations have to be accounted for by the *purchase* method and requires separate recognition of intangible assets apart from goodwill. They meet contractual-legal criteria or a separability criterion. None of the Company's acquisitions during the fiscal years ended September 30, 2002, 2001 and 2000 were significant to the Company's results of operations for the respective periods.

In total the Company paid €2.846 million in fiscal 2002 and €30.085 million in fiscal 2001 net of cash acquired for acquisitions and incorporations. Goodwill of €0.209 million in fiscal 2002 and nil in fiscal 2001 arose on these transactions.

Munich, November 19, 2002

Pegam Dr. Backes Dr. Lüttge Unterlass

Published by

EPCOS AG

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For information on content, please contact:

Investor Relations
Peter Müller
Tel. (+49 89) 636-21324
Fax (+49 89) 636-21326
investor.relations@epcos.com

Corporate Communications
Hans-Peter Ziegler
Tel. (+49 89) 636-22988
Fax (+49 89) 636-23549
hans-peter.ziegler@epcos.com

Dr. Heinz Kahlert
Tel. (+49 89) 636-21321
Fax (+49 89) 636-23549
heinz.kahlert@epcos.com

Concept and coordination
Hans-Peter Ziegler, Dr. Heinz Kahlert,
(responsible for content)
Derek Fell (English edition)
EPCOS Corporate Communications

Ralph Schlehofer, SMP Munich

Design
Wolfgang Baldus, Artwork Munich

Printing and reprography
Mayr Miesbach

This Annual Report is also published in German.

Ordering address
Infoservice Fürth,
Tel. (+49 911) 978-3273
Fax (+49 911) 978-3321

Ordering details

Reference code	EPC/Z0034
Ordering No. English edition	EPC:50121-7600
Ordering No. German edition	EPC:50121

PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

At September 30, 2002 (data to US GAAP)

	Equity capital € 000	Earnings € 000	Equity interest in %
Germany			
Ernst Herrmann Ingenieur GmbH & Co. KG, Berlin	3 467	1 815	100
Europe without Germany			
EPCOS OHG, Deutschlandsberg, Austria	76 583	(11 086)	100
EPCOS-Peças e Componentes Electrónicos S.A., Évora, Portugal	86 833	3 078	100
EPCOS Electronic Components S.A., Málaga, Spain	10 661	(2 999)	100
EPCOS s.r.o., Šumperk, Czech Republic	10 973	267	100
EPCOS SAS, Bordeaux, France	(6 743)	(15 632)	100
EPCOS Elektronikai Alkatrész Kft., Szombathely, Hungary	3 260	(1 737)	100
EPCOS UK Ltd., Bracknell, United Kingdom	2 220	455	100
EPCOS Nordic AB, Kista, Sweden	1 265	675	100
EPCOS Nordic OY, Espoo (Helsinki), Finland	731	312	100
Asia			
EPCOS PTE LTD, Singapore	167 691	52 527	100
EPCOS (China) Investment Ltd., Shanghai, China	30 116	(396)	100
EPCOS India Private Ltd., Nashik, India	7 446	125	100
EPCOS (Zhuhai FTZ) Co., Ltd., Zhuhai, China	10 276	(1 388)	100
EPCOS (Wuxi) Co., Ltd., Wuxi, China	6 276	(9 513)	100
EPCOS (Xiaogan) Co., Ltd., Xiaogan, China	4 844	941	76
International Ferrites Ltd., Calcutta, India	2 015	(522)	59.88
EPCOS KK, Tokyo, Japan	1 667	4	100
EPCOS (Zhuhai) Co., Ltd., Zhuhai, China	2 180	(2 607)	100
EPCOS SDN. BHD., Johore Bahru, Malaysia	2 262	(1)	100
EPCOS (Shanghai), Ltd., Shanghai, China	905	(119)	100
EPCOS Ltd., Hong Kong, China	2 461	176	100
Americas			
EPCOS do Brasil Ltda., Gravataí, Brazil (formerly: ICOTRON - Indústria de Componentes Eletrônicos Ltda.)	16 863	(2 292)	100
EPCOS Inc., Iselin, New Jersey, USA	18 765	507	100
Crystal Technology, Inc., Palo Alto, California, USA	10 298	(2 579)	100

AT DECEMBER 2002



CERAMIC COMPONENTS

Deutschlandsberg, Austria
Berlin, Germany
Johore Bahru, Malaysia
Szombathely, Hungary
Xiaogan, China
Zhuhai, China

SAW COMPONENTS

Munich, Germany
Palo Alto, CA, USA
Singapore
Wuxi, China

FERRITES

Munich, Germany
Bordeaux, France
Kalyani, India
Šumperk, Czech Republic
Zhuhai, China



PLANTS AND
DESIGN CENTERS

MARKETING AND
SALES CENTERS

CAPACITORS

Heidenheim, Germany
Évora, Portugal
Gravataí, Brazil
Málaga, Spain
Nashik, India
Szombathely, Hungary
Zhuhai, China

EPCOS


EPCOS
EPCOS. The company that opens up new prospects.

www.epcos.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: March 14, 2003

By: /s/ Peter Knoll
Name: Mr. Peter Knoll
Title: General Counsel EPCOS AG